2007 UPDATE OF RESOURCE

SIWASH PROJECT

ELK PROPERTY

For

Almaden Minerals Ltd.

By

G.H. Giroux, P. Eng., MASc.

Giroux Consultants Ltd.

November 30, 2007

TABLE OF CONTENTS

 Page

1.0

SUMMARY AND CONCLUSIONS

1

2.0

INTRODUCTION AND TERMS OF REFERENCE

4

3.0

PROPERTY DESCRIPTION AND LOCATION

4

3.1

Location and Access

4

3.2

Claim Information

4

 4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFASTRUCTURE AND

PHYSIOGRAPHY

8

 5.0

HISTORY

8

 6.0

GEOLOGICAL SETTING

13

6.1

Regional Geology

13

6.2

Local Geology

13

6.3

Alteration

13

6.4

Structure

14

 7.0

DEPOSIT TYPE

15

7.1

Geologic Model

15

 8.0

MINERALIZATION

15

 9.0

EXPLORATION

18

9.1

Surface and Underground Exploration

18

9.2

Mining Summary

19

9.3

2006 Exploration Program

22

10.0

DRILLING

23

11.0

SAMPLING METHOD AND APPROACH

26

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

26

13.0

DATA VERIFICATION

27

13.1

2006

27

14.0

ADJACENT PROPERTIES

38

15.0

MINERAL PROCESSING AND METALLURGICAL TESTING

39

16.0

MINERAL RESOURCE ESTIMATE

39

16.1

Statistics for Resource Estimation

39

16.2

Compositing

46

16.3

Semivariogram Analysis

48

16.4

Block Model Estimation

49

16.5

Specific Gravity

50

16.6

Classification

51

17.0

OTHER RELEVANT DATA AND INFORMATION

56

18.0

INTERPRETATION AND CONCLUSIONS

56

19.0

RECOMMENDATIONS

56

20.0

BIBLIOGRAPHY

57

21.0

DATE AND SIGNATURE PAGE

58

22.0

CERTIFICATE

60

Page i

FIGURES

 1

Property Location and Regional Geology Map

6

 2

Elk Property Claim Map

7

 3

Geologic Model showing drill holes and Veins to be estimated

16

 4

Location of Main Mineralized Veins on the Elk Property

18

 5

Current and proposed underground development

21

 6

Plot of assay value vs. geochemical value for duplicate samples

28

 7

Plot of % variability vs the average grade of 1014 samples

28

 8

Duplicate sample variability

29

 9

% variability vs mean ppb gold

33

10

% variability vs  mean g/t gold

33

11

Acme – Chemex Check Samples

37

12

Acme – Chemex Check Assay sample Variability

37

13

Elk Property – 2006 Drill Holes

40

14

Lognormal Cumulative Probability Plot for Gold Assays – B Veins

42

15

Lognormal Cumulative Probability Plot for Gold Assays – WD Veins

43

16

Lognormal Cumulative Probability Plot for Gold Assays – Other Veins

44

17

Lognormal Cumulative Probability Plot for Gold Assays – Waste

45

18

Comparison of Measured Specific Gravity to Calculated

50

TABLES

Table 1:

List of Claims

5

Table 2:

Summary of Exploration Work Completed from 1986 to 2000

18

Table 3:

Siwash B Vein Gold Production Summary

22

Table 4:

List of drill holes completed during 2005 Field Season

23

Table 5:

List of drill holes completed during 2006 Field Season

25

Table 6:

Elk Drill Duplicate Sample Summary, 2006

30

Table 7:

Elk Blank Sample Analytical Summary

31

Table 8:

Elk Drill Sample Rerun Summary

34

Table 9:

Elk 2006 Drill Sample Standard Summary

35

Table 10:

Elk Drill Check Sample Summary

38

Table 11:

Summary of Statistics for Gold in all Modelled Veins

41

Table 12:

Summary of overlapping gold populations in B Veins

42

Table 13:

Summary of overlapping gold populations in WD Veins

43

Table 14:

Summary of overlapping gold populations in Other Veins

44

Table 15:

Summary of overlapping gold populations in Waste

45

Table 16:

Summary of Statistics for Uncapped and Capped gold in all Veins

46

Table 17:

Summary of Statistics for 0.5 m Gold Composites in all Veins

47

Table 18:

Summary of Semivariogram Parameters for B Veins and WD Vein

48

Table 19:

Semivariogram parameters for Three Dimensional Kriging Runs for Gold

49

Table 20:

Resource of Mineralized Portions of veins Above the 1580 m Level

53

Table 21:

Resource of Mineralized Portions of veins Below the 1580 m Level

54

Table 22:

Resource of Diluted Whole Blocks of veins Above the 1580 m Level

55

Table 23:

Resource of Diluted Whole Blocks of veins Below the 1580 m Level

55

Page ii

1.0

SUMMARY AND CONCLUSIONS

•

This report documents the update to the mineral resource on the Elk property based on additional 2006 diamond drilling.  Sections of a previously 43-101 compliant resource report, dated April 6 2006, amended March 15, 2007, dealing with parts of the project that have not changed are repeated here in their entirety for completeness.

•

The Elk property owned by Almaden Minerals Ltd. (‘Almaden’) is located 40 km west of Okanagan Lake approximately midway between Merritt and Peachland.  Access to the claims is via the Okanagan Connector (HWY 97C), east from Merritt for 55 km to the Elkhart interchange at Elkhart Lodge.

•

The property consists of 18 contiguous mineral claims and one mining lease covering 12,277 hectares.  The 4 post, 2 post and fractional claims were converted to the computer based MTO claim cells in 2005.

•

The property was first discovered in the early 1900’s when several short adits were excavated exploring narrow quartz veins hosting lead-zinc-silver-gold mineralization.  The area was staked by several companies in the 1960’s and 70’s when the near by Brenda Mine was being developed.  The current property was staked in 1986 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. after discovering gold-bearing pyritic quartz veins by prospecting in clear-cut logged areas.  Prospecting, soil and stream geochemistry, geophysics, trenching and drilling have since discovered a number of gold bearing quartz veins.  From 1992 to 1994 a total of 14,720 tonnes have been mined from the Siwash North open pit, on the B vein, recovering a total of 1,481,000 grams (47,600 ozs) of gold.  A decline 985 m in length was developed on the Siwash B vein and several areas were test mined between 1993 and 1995 producing an additional 120,000 grams (3,860 ozs) of gold from 1,780 tonnes of material mined.

•

The Elk property is underlain by Upper Triassic volcanics and sediments of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake Batholith.  Gold-silver mineralization is hosted primarily by pyritic quartz veins and stringers within altered granite and in some cases volcanic rocks.  To date a total of eight mineralized vein systems have been discovered on the property.  Of these two main veins the Siwash North B Vein and WD Veins have been extensively diamond drilled.  The Siwash North B vein has been drill tested and mined by both open pit and underground methods over 950 m strike length.  The dip is a shallow -20o near surface and steepens to -60o at depth.  The WD vein is more or less parallel to the B vein about 150 m to the north.  Drilling has followed the WD vein for 600 m along strike and 350 m down dip.

•

The 2006 exploration program on the Elk claims consisted of diamond drilling, core logging and sampling.  A total of 8,873 metres of NQ diamond drilling in 58 holes was carried out in the Siwash North area to further test the WD, B and in the Siwash East area to test mineralization exposed by trenching.  Excavator trenching was undertaken in the Elusive Creek area and a soil sample survey was carried out on the new claims on the northwest side of the property.

•

Giroux Consultants Ltd. has been retained to provide an update to the resource present on the Elk Property.  Giroux last visited the property and examined drill core, on July 11, 2007.

•

Quality assurance and quality control on the property has changed with time.  Prior to 2000 the entire core was shipped for assay.  At Acme about one out of every 20 samples was re-assayed.  In addition a limited amount of check assays were shipped to Chemex for reanalysis.  From 2000 to 2006 every twentieth sample was duplicated by taking a quarter split and assigning it the next sequential sample number.   Blank samples were submitted to the lab at the same frequency as the duplicates. The blanks were taken from unaltered granodiorite core that contained no quartz veining.  In addition Acme routinely re-assays splits from pulps and rejects.  During the 2003 to 2006 drill programs a set of prepared standards obtained from CDN Resource Laboratories was introduced into the assay stream.  The results of the QA\QC program instituted on the Elk property has shown reasonable reproducibility, no analytical or sampling bias and large random errors consistent with high grade gold deposits.

•

Gold assays were examined using graphical and statistical techniques and as a result capped at 302 g Au/t (8.8 oz/t).  A total of 12 assays were capped.  For this update a different approach was applied to the resource estimate.  Almaden geologists modeled a total of 25 separate mineralized structures on cross sections and combined these sections to from three dimensional solids.  The mineralized solids were grouped geographically into 3 vein sets: B-Veins, WD-Veins and Other veins not related to B or WD.  Composites were formed at 0.5 m intervals that honoured the solid boundaries.  Semivariograms were produced for structures with sufficient data to model.  A block model consisting of blocks 10 m E-W, 2.5 m N-S and 5 m vertical was superimposed over the solids with blocks coded for the percentage of each solid present.  Gold grade was interpolated into each block with some proportion of mineralized structure present by ordinary kriging.  Blocks were classified as measured, indicated or inferred based on semivariogram parameters.  Results were presented as grade-tonnage tables for the mineralized portion of the blocks.  This resource represents the mineral present if one could mine to the limits of the three dimensional solids.  No external dilution has been applied.

•

At a 1 g/t cutoff the 2007 updated resource is as follows:

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	320,000	11.585	119,200	581,000	8.952	167,200
	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	902,000	9.887	286,700	826,000	7.949	211,100

•

Recommendations are made to proceed to a preliminary scoping study using current metal prices and mining costs to determine the economics of this project.

2.0

INTRODUCTION AND TERMS OF REFERENCE

This report on the Mineral Resource on the Elk Property, Siwash Project was completed at the request of Almaden Minerals Ltd.  The purpose of this study was to update the mineral resource for the Siwash North B Vein and WD vein, using the additional drill hole information collected in 2006.

The report is based on the available data and literature supplied by Almaden.  The property was last visited on July 11, 2007 by G. Giroux where drill core and surface outcrops were examined.  No samples of core or trenches were taken during this site visit.

3.0

PROPERTY DESCRIPTION AND LOCATION

3.1

Location and Access

The Elk property is located 40 km west of Okanagan Lake in southern British Columbia, approximately midway between the towns of Merritt and Peachland, within the Similkameen Mining Division (see Figure 1).

The Centre of the Property is located at latitude 49o 50’ N and longitude 120 o 19’ W.  The property straddles the NTS map sheets 082E071, 092H078 to 80 and 092H089.

Access to the claims is excellent, by following the Okanagan Connector (HWY 97C) east from Merritt for 55 km to the Elkhart interchange.  If approaching from the east the same Highway would be followed some 55 km west from Peachland.  This highway passes through the northern most claims in the property (see Figure 2).  From the Elkhart interchange gravel roads and trails provide access to most parts of the claim block.

3.2

Claim Information

The Elk property consists of 18 contiguous mineral claims and one mining lease covering 12,277 hectares (Table 1).  Initial staking was undertaken in November 1988 (160 units) with additions in early 1987 (60 units), 1988 (32 units) and 1989 (199 units).  A block comprising 72 units was optioned from Mr. Donald Agur of Summerland, B.C. in October, 1988. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. until April 1995 when Fairfield assumed operations. Placer Dome Inc. entered into an option agreement on the property in March 1988 and withdrew in March 1991. Fairfield Minerals merged with Almaden Resources Corporation in February 2002 and the claims were transferred to the amalgamated company Almaden Minerals Ltd.  The claims are 100% owned by

Almaden Minerals Ltd. with the exception of the Agur Option block (72 units) on the south side of the property, which is subject to 1% NSR from production.

The 4 post, 2 post and fractional claims were converted to the computer based MTO claim cells in 2005.

Table 1:

 List of Claims

CLAIM	TYPE	NO UNITS	RECORD NO	EXPIRY DATE	BCGS	HECTARES
ELK06A	Cell	24	524944	1/12/2011	092H089/88	500.07
ELK06B	Cell	24	524945	1/12/2011	092H089/88	499.90
ELK06C	Cell	24	524946	1/12/2011	092H089/88	499.73
ELK06D	Cell	24	524947	1/12/2011	092H089/88	499.56
ELK06E	Cell	24	524948	1/12/2011	092H089	499.56
ELK06F	Cell	24	524949	1/12/2011	092H089	499.73
ELK06G	Cell	13	524950	1/12/2011	092H089	270.75
ELK06H	Cell	13	524952	1/12/2011	092H089/99	520.33
ELK06I	Cell	24	524954	1/12/2011	092H099/98	499.43
ELK05A	Cell	1	516781	1/12/2016	092H089	20.85
ELK05B	Cell	2	517116	1/12/2016	092H089	41.65
No Name	Cell	1	517045	1/12/2016	092H079	20.86
NoNameConv	Cell	25	516717	1/12/2016	092H089	520.57
NoNameConv	Cell	30	516725	1/12/2016	092H089	624.98
NoNameConv	Cell	25	516727	1/12/2016	092H089	521.05
NoNameConv	Cell	25	516731	1/12/2016	092H089/79	521.26
NoNameConv	Cell	71	516732	1/12/2016	092H079	1,481.07
NoNameConv	Cell	45	516733	1/12/2016	092H089	938.03
NoNameConv	Cell	30	516739	1/12/2016	092H089	624.69
NoNameConv	Cell	70	516740	1/12/2016	092H089	1,458.28
NoNameConv	Cell	8	516743	1/12/2016	092H089	166.61
NoNameConv	Cell	61	516750	1/12/2016	092H089	1,271.49
NoNameConv	Cell	57	516755	1/12/2016	092H079/89	1,188.84
NoNameConv	Cell	49	516757	1/12/2016	092H079/89	1,021.84
NoNameConv	Cell	54	516759	1/12/2016	092H089/88	1,125.59
NoNameConv	Cell	30	516761	1/12/2016	092H089	625.03
NoNameConv	Cell	5	519105	1/12/2016	092H079	104.30
SIWASH NORTH	lease	1	308695	9/14/2008	092H089
					Total Area:	16,566.05

Almaden Minerals Ltd.
ELK GOLD PROPERTY
Craigmont Cu-Fe-Au
Merritt
Douglas Lake
120°W
N
British Columbia
MAP AREA
Vancouver
Seattle
U. S. A.
Aspen Grove
5
TO VANCOUVER 270km
97C
Brenda Cu-Mo
Kelowna
Westbank
Peachland
49°45'N
5A
Lake Okanagan
97
Summerland
Penticton
Skaha Lake
Princeton
3
Nickel Plate Au
Hedley
3A
Okanagan Falls
Similco Cu-Au
0 kilometres 25
0 miles 15
LEGEND
Eocene
6 Princeton Group intermediate volcanics and sediments
Early Tertiary
5 Otter Intrusions granite, often porphyritic
Late Cretaceous
4 Summers Creek Pluton granite
Late Jurassic
3 Osprey Lake Batholith granite, granodiorite; often coarse grained
Triassic /Jurassic
2 Pennask Batholith granodiorite; diorite stocks in Nicola Group
Triassic
1 Nicola Group andesitic volcanics; sedimentary facies to east
Compiled from G.S.C. maps 41-1989, 1736A

Figure 1: Property Location and Regional Geology Map

524954
524952
524947
524948
524946
524949
516739
516717
516743
524950
524945
Siwash North Mine
Open Pit
516725
308695
516761
524944
516727
516759
516750
516733
516781
516731
516757
517045
516755
519105
516732
5532500m
5530000m N
5530000m
5527500m N
5527500m
5525000m N
5525000m
5522500m N
5522500m
5520000m N
5520000m
5517500m N
5517500m
5515000m

Scale: 1:100,000

0 1 2 3 5

kilometres

ALMADEN MINERALS LTD.

ELK PROPERTY CLAIM MAP

Date July 3, 2007	*Scale* 1:100,000	*Figure*
Projection UTM Zone 10 - NAD83	*State/Province* BC	A1
BCGS 092H.089	*NTS* 092H/16	
Author MB	*File* Elk_Claim

Figure 2:  Elk Property Claim Map

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFASTRUCTURE AND PHYSIOGRAPHY

The Elk property is located within the Trepanege Plateau highlands on heavily forested hilly terrain.  Elevations range from 1300 to 1750 m above sea level.  The area is blanketed by a layer of glacial till, of varying thickness and as a result outcrop is scarce.

Forest cover consists mainly of lodge pole pine with some balsam, sub-alpine fir and spruce.  Alders are confined to along streams and in marshes.

The climate in the claim area is common to the Okanagan Highlands ecosection with moderately short warm summers and cold winters.  Temperatures range from 13o to 18o C in the summer months of July to September and -5 o to -12 o C in the winter months of December to February.  Precipitation averages about 500 mm per year with the wettest months of June and December averaging about 60 mm.

The main industries within the area are cattle ranching and logging.  Recreational fishing is available on small lakes within the area.  The dense forest cover also supports hunting of deer, moose and game birds.

The Okanagan Connector (Highway 97C) crosses the northern limit of the claims and provides excellent access to both the coast and the interior.  A single phase power line ends at Elkhart Lodge two kilometres from the mine site.  The major city of Kelowna is located 70 km east of the property and has a large labour force, airport, supplies and equipment.

5.0

HISTORY

The history for this property has been summarized well in the assessment reports submitted by W. Jakubowski (Jakubowski, 2005) and is reproduced here.

“During the first half of the 20th century the El Paso adit was driven into volcanic rocks in the area currently covered by the claim with tenure number 516759.  Quartz vein-hosted lead-zinc-silver-gold mineralization was encountered.  No production of ore was achieved.

Between 1955 and 1995 Don Agur of Summerland, B.C. prospected and trenched the north and west parts of the present Elk property area, as well as to the south along Siwash Creek.

Phelps Dodge Corporation of Canada Ltd. carried out copper exploration during 1972 which included mapping and soil geochemistry in the area of the present claims with tenure #’s 516759 and 516757.

Utah Mines Ltd. conducted mapping, geochemistry, IP geophysics and trenching to evaluate copper mineralization on their Siwash claim group which, in part, covered the present tenure # 516759.

Brenda Mines Ltd. worked on the Siwash claim group, which included the area now comprising the southern part of the Elk property.  A rigorous copper exploration program including mapping, soil geochemistry, geophysics, trenching and diamond drilling was undertaken between 1979 and 1981.  Work was done on the area currently covered by the claims with tenure #’s 516755, 516757 and 516759.

Exploration for molybdenum was undertaken by Cominco Ltd. during 1980, on the claims with tenure #’s 516727, 516731, 516733 and 516740. Work included geological mapping and soil geochemistry.

No significant discoveries resulted from any of the above programs.

The Elk 1 to 27 claims (present claim tenure #’s 516733, 516740, 516743, and 516759) were staked in November 1986 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. to cover new showings of gold-silver mineralization hosted in pyritic quartz veins cutting a granite batholith and andesite dykes.  Preliminary hand trenching and soil sampling were conducted.

During 1987, widespread and detailed grid soil sampling programs were undertaken to define areas anomalous in gold.  Nine trenches, totalling 1528m, were excavated in two areas (Discovery and South Showings) to test soil geochemical targets, and exposed quartz veins and altered breccias hosted in granite.  IP, magnetometer and VLF-EM geophysical surveys were carried out over the trenched areas.  The Elk 28 to 30 claims (present claim tenure #’s 516740, 516759, and 516761) were staked in September 1987 to acquire ground along projections of favourable geochemical trends.

The 1988 program included collection of 2246 soil samples on the claims acquired in 1987 and trenching in Siwash North and Elusive Creek areas.  Four kilometres of road was constructed for access and eleven trenches totalling 2884 metres which exposed quartz vein-hosted gold mineralization were mapped and sampled.  The Elk 31 to 37 claims (present claim tenure #’s 516732, 516757, 516759, and 516755) were staked to cover adjacent favourable areas.

During the 1989 field season, the Elk 38 to 73 claims (present claim tenure #’s 516727, 516731, 516732, 516755, and 516781) were staked to cover projections of anomalous soil geochemical trends.  Fifty line-km of VLF-EM and magnetometer surveys were carried out in the Siwash Lake and Siwash North areas and 4865 soil samples were collected on the new claims.  A total of 56.25 km of baseline was cut to provide control for soil sampling and geophysical surveys.  In the South Showing, Siwash North and Siwash Lake areas 2223 linear metres of bedrock were exposed in 25 trenches.  The high grade gold bearing quartz vein system in the Siwash North area was further delineated over a strike length of 750m.  Twelve diamond drill holes (752m) tested the down dip continuity of this system.  The drill core was logged, split sampled and photographed.  Samples were shipped to Acme Analytical Labs for assay and analysis.  All diamond drill core has been stored on site.

During 1990 5168.34m of HQ diamond drilling in 58 holes was carried out in the Siwash North area on 50 m grid spacing.  Quartz vein hosted gold mineralization in the Siwash North area was further exposed by seven trenches and three stripped areas totalling 544 linear metres. Diamond drilling in the Siwash Lake area consisted of 259.08m of HQ core in four drill holes (SLD90-56 to 59).  Six trenches and one stripped area totalling

607 linear metres of bedrock exposure were excavated in the Siwash Lake area. Soil sampling on the northern Elk claims was concentrated in the Siwash Lake area where 250 fill-in samples were collected around anomalous coarse grid stations.  One thousand two hundred and fifty-four grid soil samples were collected on southern Elk claims.  Magnetometer and VLF-EM surveys (50 line km) were carried out on the Agur Option area on flagged lines 100m apart.

Exploration on the Elk claims during the 1991 field season consisted of diamond drilling, trenching and aerial photography.  Thirty seven new holes were drilled and two were deepened for a total of 6608.38m in the Siwash North area to test down dip and on-strike continuity of quartz vein-hosted gold mineralization discovered by previous work.  The drill core was logged at 1:50 and 1:100 scales, photographed and sampled.  Five hundred and ninety eight samples were taken and sent to Acme Analytical Labs for gold assay and analysis.  One trench was dug in the End Zone, 200m southwest of Siwash Lake, to further expose a quartz vein discovered by trenching in 1990.  The vein is continuous across the entire length of the 45m trench.  Thirty two rock chip samples were collected and sent to Acme for gold assay and analysis.

An area four by eight kilometres centered over the Siwash North area was aerially photographed in colour and black and white, at 1:8,000 and 1:15,000 scales.

During 1992, a bulk sample was extracted from an open pit on the Siwash vein in the Siwash North area.  It totalled 2,040 tonnes (2240 tons) and averaged 137.7 g/t (4.016 oz/t) gold.   A small crushing/sampling plant was installed for grade control.

The bulk sample was shipped to Noranda's Horne smelter in Rouyn-Noranda, PQ for metallurgical testing and smelting.

A total of 79 reverse-circulation holes were drilled in September and October to test for further open pitable reserves.  A total of 223 reverse circulation chip samples were shipped to Acme Analytical Labs for assay and analysis.

In 1993 open pit mining continued with the extraction of 3,387 tonnes (3733 tons) of bulk sample material grading 105.6 g/t (3.080 oz/t) Au.  Eleven reverse-circulation drill holes totalling 942 metres tested the vein to the south and east of the open pit.  The material was crushed on site to minus 6 inches and then shipped to ASARCO's smelter in Helena, Montana.

A portal was collared on June 28 and 480 metres of decline was driven at -15 percent to access high-grade shoots.  Two vein drifts were developed for test mining, the 1570 level on the steeply dipping limb of the vein, and the 1611 level immediately down dip from the central core of the open pit on the flat dipping limb.  Drifting on the 1570 level produced about 140 tonnes (154 tons) of ore grading 38 g/t (1.108oz/t), whereupon the drift was abandoned and refilled due to poor ground conditions.  Three raises at 5 metre centres, totalling 36 metres in length, were driven up dip from the 1611 level drift. Following development of the raises, the quartz vein was stoped from the pillars producing about 315 tonnes (347 tons) of ore grading approximately 70 g/t (2.042 oz/t ) Au.

In 1994 the Company received a small mine permit, the open pit was expanded and 9,180 tonnes (10,119 tons) of ore grading 91.5 g/t  (2.669 oz/t) were extracted.  Underground, the 1611 level drift was extended to the west.  Five raises were added and the existing ones lengthened to the 1620m elevation.  Approximately 1,200 tonnes (1323 tons) of quartz vein material grading about 78 g/ton (2.275 oz/t) Au was extracted.  An underground diamond drilling program was carried out between April 7 and May 31, with 5,011m of core drilled in 84 holes from the existing decline to define ore reserves.  A total of 448 core samples were collected.

Further underground development was undertaken on completion of the open pit, with the main decline being extended 330 metres.  A second decline branched east from the main ramp, for a length of 185 metres.  Test mining was carried out on two levels.  A longhole stoping test on the 1584 level produced 95 tonnes (105 tons) at 16.5 g/t (0.481oz/t) from drifting on the ore.  Longhole blasting produced excessive dilution and most of the material remains in the stope.  On the 1589 level, a shrinkage stope test was undertaken.  Stoping proceeded about 6 metres up dip along the 30 metre length of the drift.  About 105 tonnes (116 tons) at 15 g/t (0.438 oz/t) Au were hauled to surface.  However, much of the material remains in the stope.

Exploration on the Elk claims in 1995 consisted almost entirely of diamond drilling.  Two hundred and seventeen underground diamond drill holes (7,612 m) were drilled from the decline ramp in the vein footwall, between April 13 and August 12, to test grade and continuity of the mineralized zone.   A total of 918 core samples were collected from underground holes and sent to Acme Analytical Laboratories for gold assay and analysis.

Surface diamond drilling was undertaken between June 21 and September 22.  In the Siwash North area, 70 holes were drilled (4,645 metres).  In the Lake Zone area, 7 holes (477m) were completed.  Two holes (102m) were drilled on the Great Wall Zone, and four holes on the End Zone (187m).  Six holes were drilled on Discovery Showing and nine holes on the South Showing areas (397m and 481m respectively).  In all, 6289 metres were drilled in 98 surface holes.  A total of 581 core samples were collected and sent to Acme Analytical Labs for assay and analysis.

A small trench measuring about 10m along strike and 4m wide was dug at the Great Wall Zone to test the grade of a quartz vein encountered during road construction.  A ten centimetre vein trending 55 degrees and dipping 60 degrees to the south was exposed. Two 0.5m square panel samples were taken across the vein and returned grades of 0.51g/t (0.015 oz/t)and 0.99 g/t (0.029 oz/t) Au. A total of 38 soil geochemical samples were taken to the east of the clear-cut in the Siwash North area.  Prospecting in areas of anomalous samples uncovered quartz vein float which assayed 47.35 g/t (1.381 oz/t) Au. Two test pits were dug in the southern South Showing area.

The 1996 program consisted of 6,946.34m of NQ diamond drilling in 88 holes.  Five holes were drilled in the Siwash North Deep B area (1120.14m).  The mineralized structure was intersected in all holes.  The proposed Phase 5.5 open pit, east of the existing pit, was detail drilled with 1997.02m of NQ core in 38 holes.  This allowed the definition of an indicated resource of 503,000gm Au (16,200 oz) for the area of the proposed pit. The WD zone, located 200m north of the Siwash B zone structure, was tested with 25 holes in 2308.84m resulting in an inferred resource block of 569,000 gm Au (18,290 oz). The source of the anomalous soil geochemistry in the East Slope area was evaluated with 9 holes (564.39m) with poor results.  Four holes (399.08m) were drilled to test the source of the anomalous soil geochemistry and VLF conductor in the Gold Creek East area.  Numerous small veins with poor to moderate values were intersected.  The source of the anomalous soil geochemistry in the Gold Creek West area was evaluated with 7 NQ holes (556.87m).  A mineralized quartz vein was intersected with 11.8 g/t (0.381 oz) over a true width of 0.5m.  A total of 1161 core samples were sent to Acme Analytical Laboratories for gold analysis.  The area immediately to the south and east of the Siwash North drill grid was detail soil sampled at 25 X 50m spacing for a total of 367samples.

Reclamation and site cleanup was undertaken during 1997.  The overburden cover was completed on the East waste dump and much of the mine equipment was transported to Savona, B.C. for storage or sale.   Limited prospecting, sampling and environmental monitoring were carried out between 1997 and 1999 on the Elk property.

During 2000 twelve NQ diamond drill holes (1414m) tested the WD, B Zone and Gold Creek vein systems. Four holes were drilled into the WD zone to expand the then current 18,000 oz inferred resource block.  The WD veins were intersected in all holes close to the projected depths with grades up to 41.03 g/t Au over a true width of 0.50m.  The area of the proposed Phase 5.5 open pit located about 200m to the east of the existing pit had been drilled extensively to establish a resource estimate for pit planning purposes.  Three holes were drilled on the east side of the proposed pit to increase the sample density. The Gold Creek West vein, located approximately 450m southwest of the existing open pit, was first drilled in 1996.  Five holes were drilled to test the vein continuity at 50m intervals between sections 1700E and 1890E.  The vein was intersected at the projected location with grades up to 16.55g/t Au over a true width of 0.50m.  The vein steepens from about -30o on sections 1750E and 1700E to -60o on section 1840E and east.  The exploration field camp located on Camp Creek that was used from 1987 to 1996 was completely disassembled.

A trenching program was carried out in the Siwash East area during October of 2001.  A total of six trenches with a cumulative length of 202 meters located the source of mineralized quartz float discovered by prospecting.  The trenches exposed narrow quartz veins adjacent to an east-west trending andesite dyke with grades of up to 21.7 g/t Au from a 0.5 by 0.5 meter panel sample.

During the 2002 field season twenty six NQ diamond drill holes (4496m) tested the WD, B Zone, Gold Creek West and Bullion Creek vein systems. Seven holes were drilled into the WD zone to determine the extent of the known shoot.  The WD veins were intersected in all holes close to the projected depths with grades up to 91.22 g/t Au over a true width of 0.50m.  Eleven holes were drilled into the Deep B shoot located immediately below the existing underground development to fill-in the drill spacing to less than 25 meters and to define the perimeter of the known mineralization.  Two holes were drilled on the west side of the existing open pit to help determine the feasibility of a pit expansion to the west. The Gold Creek West vein located approximately 450m southwest of the existing open pit was tested with four holes in two 50 meter step-outs to the west of the existing grid.  Two holes were drilled into the Bullion Creek structure located 700 meters to the north of the open pit to test a geochemical anomaly.

In 2003, a total of 6570 meters of NQ diamond drilling in 30 holes was carried out in the Siwash North area to further test the WD zone.  A sub parallel vein, the WD2 vein, was intersected about 30m below the WD vein on the west side of the grid and found to contain significant gold grades.”

 6.0

GEOLOGICAL SETTING

6.1

Regional Geology (taken from King and Minfile Database)

The Elk property, located within the Intermontane tectonic belt of south-central British Columbia, is underlain by Upper Triassic volcanics and sediments of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake batholith (see Figure 1).  The contact between the Nicola and Osprey Lake batholith trends NNE across the western part of the claim block.  Early Tertiary quartz feldspar porphyry dykes and stocks from the Otter Intrusives occur within the property.  Breccias consisting of rounded volcanic, dioritic and granite fragments in a granitic matrix cross cut Nicola, Osprey Lake and Otter rocks.  The breccia units, which may be parts of major fault structures, form elongate bodies 5 to 30 metres wide striking north-easterly.  The youngest units mapped on the property are andesite dykes which cut all of the above lithologies.

6.2

Local Geology

Nicola Group lithologies mapped on the Elk property consist of dark greyish green massive, basaltic andesite (some porphyritic containing pyroxene and/or amphibole phenocrysts and some containing 0.5 mm laminae of sand-sized black grains); pale grey-green siliceous laminated tuff; and brownish green to pale green agglomerates containing fragments from 5-50 cm in size.

The Osprey Lake batholith is composed of pinkish grey, medium to coarse-grained, equagranular quartz monzonite to granodiorite.  Pink, sugary textured aplite dykes often cut the quartz monzonite.  Less common quartz diorite stocks, thought to be related to the batholith, and dykes of quartz monzonite and hornblende-biotite-quartz monzonite occur locally.

The Otter Intrusions are made up of quartz feldspar porphyry, feldspar porphyry and quartz-biotite-feldspar dykes and stocks.

The younger andesite dykes are dark greyish green, fine grained and vary in thickness from 30 cm to 5 metres.  Mineralization appears to be spatially associated with these (Tertiary?) andesite dykes which are locally cut by quartz veins.

6.3

Alteration

The Nicola volcanics and sediments are occasionally silicified, carbonatized or epidote altered.  Within the Osprey Lake batholith alteration consists of weak to strong propylitic, argillic, phyllic and silicic assemblages.  The Otter quartz feldspar porphyry is extensively clay altered while the andesite dykes are commonly muscovite-altered with brown weathering.

Stronger alteration generally accompanies higher gold grades.  The following types of alteration have been recognized in the granitic rocks found on the Elk property, namely:

•

propylitic – light green with biotite and hornblende altered to chlorite and plagioclase saussuritized.  In volcanics the colour is generally olive green and the rocks are soft.

•

argillic – bleached rock with plagioclase white and clay altered and potassium feldspar slightly altered.  Volcanics are bleached to light green or grey.

•

sericitic – pale green with a micaceous sheen with plagioclase altered to sericite.  This style of alteration is often associated with quartz veins and appears to be the lowest grade alteration associated with gold mineralization.

•

potassium feldspar stable phyllic – light pink green or yellowish with potassium feldspar fresh, pink and blocky.  Plagioclase and mafic minerals are altered to fine-grained quartz-sericite-pyrite.  This style of alteration is often associated with gold mineralization in veins.

•

phyllic – generally grey, fine-grained quartz-sericite-pyrite alteration usually associated with gold bearing quartz veins.

•

advanced argillic – often sheared and white in colour with most or all feldspar destroyed and quartz free-floating.  Often associated with quartz veins.  Volcanic rocks are white or blue in colour.

•

silicic – quartz veining or replacement with moderate conchoidal fractures.

There is a strong symmetrical zoning reported for alteration surrounding quartz veins, ranging outward from vein  to advanced argillic to phyllic to potassium feldspar stable phyllic to argillic to propylitic.

Locally and apparently unrelated to mineralization potassic alteration, skarnification and silicification are evident.

6.4

Structure

The Nicola volcanics and sediments on the west side of the Elk property dip approximately 60o W and form the east limb of a syncline trending roughly north-south and with axis about 5 km west of the property. The contact between Nicola volcanics and Osprey Lake granodiorite trends NNE and dips irregularly and moderately to the east.

Several prominent linear features occupied by Siwash Creek, Elusive Creek and an unnamed creek trend north to northeast. Subtle east-northeast lineaments interpreted from air photographs are thought to be vein structures occurring within the granitic rocks of the Osprey Lake Batholith.

A fracture/fault system striking 60o to 80o and dipping from 20o to 75o to the southeast controls the predominant Siwash North Vein System made up of the WD, B, A, E and X veins.  A second fracture set located about 400 metres southwest of the Siwash North system strikes 110o to 160o and dips 45o to 60o southwest, hosts the Gold Creek West Zone.

Peter Lewis examined exposures of the Siwash North vein in the open pit area and concluded the veins could be divided into three segments (Lewis, 2000).  The western most segment consists of sub-parallel, southeast dipping, en-echelon veins concentrated within a 10 m wide zone.  The central segment consists of a single south-dipping structure.  The eastern segment consists of several sub-parallel splays.  Both the western and central segments dip to the south at shallow angles near surface (about 20o) and steepen abruptly to 60o to 70o below the open pit or below 1625 elevation.  Veins in the eastern segment have consistent moderate dips.

7.0

DEPOSIT TYPE

Gold mineralization found on the Elk property occurs within narrow, structurally controlled pyritic gold-silver bearing quartz veins with characteristics similar to mesothermal deposits.  Mesothermal deposits are defined by Park and MacDiarmid (Park and MacDiarmid, 1964) as deposits formed at moderate temperatures (200-300o C) and pressures.

Fluid inclusion studies (Geiger, 2000) indicate a lithostatic pressure of 2.5 kilo bars and a minimum temperature of formation of 250o C which would be indicative of a depth of approximately 7 km.

The veins occur in granitic rocks near the contact between a major batholith and basaltic volcanic rocks.  The gold-silver mineralization is thought to be Tertiary in age and associated with the intrusion of the Tertiary Otter dykes and stocks.

7.1

Geologic Model

The geological block model for Siwash was based on the structural interpretation of the various veins (see Figure 3).  The main Siwash North B vein system was modeled using the recorded structure as a guide.  The RBF fault was used to separate the vein into a western segment striking more or less grid east-west and an eastern segment (B East) striking N 60o E dipping about 20o S.  The western segment was further subdivided into a near surface flat dipping (20o S) segment labelled B Flat which extends from surface down to 1610 elevation and a more steeply dipping segment below 1610 elevation dipping about 60o S labelled B Steep.

8.0

MINERALIZATION

Gold-silver mineralization on the Elk property is hosted primarily by pyritic quartz veins and stringers within altered granite and in some cases volcanic rocks.  Cross cutting relationships have indicated the veins are Tertiary in age and quite possibly related to the Tertiary Otter Intrusions.

Figure 3: Geologic Model showing drill holes and Veins to be estimate

Gold occurs primarily as fine grained native gold (less than 50 microns) in fine flakes within quartz, in quartz-pyrite stockworks and in fractures within veins.  Gold is closely associated with pyrite with minor minerals such as chalcopyrite, sphalerite, galena, tetrahedrite and pyrrhotite sometimes present.

Gangue mineralogy consists of quartz and altered wall rock clasts with minor amounts of ankerite, calcite, barite and fluorite occurring locally.

To date eight mineralized vein systems have been identified by either drilling, trenching or prospecting on the Siwash (Elk) Property.  These systems have been discussed in detail in King, 2001 and will not be reproduced here.  The two main veins systems for which a resource has been calculated are the Siwash North and WD veins (see Figure 4).

The Siwash North B Vein is the most significant vein on the property at this time and has been drill tested and mined by both open pit and underground methods.  This vein has been traced over 950 m of strike length along a north-easterly direction and ranges in width from 0.1 to 3 m in true width.  The dip is shallow averaging about 20o near surface and below about 1610 elevation the dip steepens to from 60 to 75o.   The vein begins near the volcanic/granodiorite contact and extends eastward in granodiorite as a more or less discrete vein.  As the vein approaches and crosses the granodiorite/quartz monzonite contact it splits into a number of splays labelled Ba, Bb, Bc etc.

A number of individual ore shoots have been delineated by extensive diamond drilling, both from surface and underground.  The most prominent of these shoots has been called the Mother Shoot and is located near the western end of the Siwash North B Vein within the granodiorite.  This Mother Shoot is about 200 m in length and has been mined near surface in an open pit and tested at depth by underground development.

Along strike several other veins numbered A, C, D, E, F and X have been identified over short intervals but are not considered in this resource estimate.

The second vein of interest is the WD vein located roughly parallel to the B vein some 140 m north.  This structure has been trace over 600 m along strike and 350 m down dip by surface diamond drilling.  True widths vary from .3 to 1.2 m.  A second lower vein labelled WD2 or WDb has been identified on a number of sections but at this time is still too discontinuous to estimate.

Figure 4: Location of Main Mineralized Veins on the Elk Property

9.0

EXPLORATION

9.1

Surface and Underground Exploration

The various exploration programs completed on this property from 1986 to 2000 have been described in detail by L. King (King, 2001) and are not reproduced here.  The following table contains a summary of the kind and amount of exploration completed up to 2000.  In 2004 property work consisted of minor trenching and road building, 15.8 km. of magnetometer survey and 44 NQ diamond drill holes totalling 10,265 m. During 2005 additional roads were constructed and 36 NQ diamond drill holes were completed totalling 8,395 m.

Table 2:

 Summary of Exploration Work Completed from 1986 to 2005

Type of Work	Year	Amount of Work
Geochemical Soil Surveys	1986-1996	17,400 Samples taken
Litho Geochemical Samples	1987-1992	5,728 Samples taken
Metallurgical Samples	1990	4 taken
Geological Mapping	1997-98, 1990, 1992	4,110 hectares mapped
Trenching	1986-1996 2001 2004	7,905 metres 202 metres 20 metres
Road Building	1987-88, 1990-91 2004 2005	14.9 km of road built 500 metres 350 metres

Legal Surveys	1990-92	1,824 km
Geophysical Surveys	1987, 1989 2004	Mag. 105 km, IP 4.5 km Mag. 15.8 km
	1992	UTEM 1.8 km
Diamond Drilling	1989-91, 1994-96	610 holes 37,464 m
	2000 2002 2003 2004 2005	12 holes 1,414 m 26 NQ holes 4,996 m 30 NQ holes 6,570 m 44 NQ holes 10,265 m 36 NQ holes 8,395 m
Reverse Circulation Drilling	1992, 1993	90 holes 3,626 m
Underground Exploration & Development	1993-1995	1,658 m 1,960 tons mined, 3,860 oz Au Produced
Open Pit Bulk Sampling & Limited Mining	1992-1994	480,000 m3 waste 16,230 tons mined 47,600 oz Au produced
Reclamation	1989	15 hectares

From King, 2001 and Assessment Reports 16644, 18511, 19489, 19835, 21443, 22368

9.2

Mining Summary (Jakubowski, 2000)

During 1992 a small open pit (Bulk Sample) was excavated to mine the near surface exposure of the Siwash B vein.  In this area the vein is shallow dipping with high gold grades and an average thickness of 0.3 m.  The mining procedure was highly selective and tightly controlled using small equipment.  The bulk sample totalled 2,040 tonnes (2240 tons) and averaged 137.7 g/t (4.016 oz/t) gold.   A small crushing/sampling plant was installed to provide grade control.  Ore was shipped to Noranda’s Horne smelter in Rouyn-Noranda, Quebec for metallurgical testing and smelting.

In 1993 open pit mining continued with the extraction of 3,387 tonnes (3733 tons) of bulk sample material grading 105.6 g/t (3.080 oz/t) Au.  The material was crushed on site to minus 6 inches and then shipped to ASARCO's smelter in Helena, Montana.

In 1994, the Company received a mining permit and the open pit was expanded and 9,180 tonnes (10,119 tons) of ore grading 91.5 gm/t (2.669 oz/t) were extracted.

From 1992 to 1994 a total of 14,720 tonnes of vein material was mined from the top 40 metres of the B Vein producing 1,481,000 gms (47,600 ozs) of gold.  A total of about 1.25 million tonnes of waste was taken from the hanging wall of the vein to allow extraction.  The average grade of mined vein material was 100.6 g/t (2.93 oz/ton) gold.

In 1993 a program of underground development was initiated to test both the shallow and more steeply dipping portions of the B Vein.  A decline, 985 m in length was driven at -15o in the footwall of the B Vein to access high grade gold shoots. Two vein drifts were developed for test mining, one on the 1570 level to access the steeply dipping limb of the vein, and a second on the 1611 level immediately down dip from the central core of the open pit on the flat dipping limb. Drifting on the 1570 level produced about 140 tonnes (154 tons) of ore grading 36 gm Au/t (1.1 oz/t), whereupon the drift was abandoned and refilled due to poor ground conditions. Three raises at 5 metre centres, totaling 36 metres in length were driven up dip off the 1611 level drift. Following development of the raises, the quartz vein was stoped from the pillars producing about 315 tonnes (347 tons) of ore grading approximately 70 gm/t (2.042 oz/t) Au. A total of 175 m of drifting on veins was completed on four levels.

During 1994, the 1611 level drift was extended to the west. Five raises were added and the existing ones lengthened to the 1620m elevation. Approximately 1,200 tonnes (1323 tons) of quartz vein material, grading about 78 gm/t (2.275 oz/ton) Au, were extracted.  An underground diamond drilling program was carried out between April 7 and May 31, with 5,000 m of core drilled in 84 holes from the existing decline to define ore reserves. A total of 448 core samples were collected.

Further underground development was undertaken on completion of the open pit, with the main decline extended 330 metres.  A second decline branched east from the main ramp, for a length of 185 metres. Test mining was carried out on two levels.  A longhole stoping test on the 1584 level produced 95 tonnes (105 tons) at 16.5 gm/t (0.48 oz/ton) from drifting on the ore.  Longhole blasting produced excessive dilution and most of the material remains in the stope.  On the 1589 level, a shrinkage stope test was undertaken. Stoping was completed about 6 metres up dip along the 30 metre length of the drift.  About 105 tonnes (116 tons) at 15 gm/t (0.438 oz/t) Au were hauled to surface, however, much of the material remains in the stope.

In 1995 a mining engineer, J. McCormack was retained to summarize the Reserves and Project Economics of the Siwash Gold Mine.  He concluded that the test mining showed the hanging wall ground conditions within 1.5 to 2 m of the vein are poor due to extensive faulting, jointing and intense alteration.  As a result all underground openings require substantial support during mining operations.  McCormack recommended panel stoping for flatter lying ore bodies and conventional cut and fill for steeply dipping veins.  McCormack further concluded that concern over ground conditions, vein continuity and a limited reserve made committing to an underground production program risky at that time.  A summary of the mining production is reproduced from the report by J. McCormack, 1995 as Table 3 and a plan is shown as Figure 5.

2100E
2200E
2300E
2400E
N
PORTAL
3400N
DECLINE
DECLINE
1611 drift, raises, & stope
DECLINE
1584 level
1579 drift
1589 level
3300N
DECLINE
PROPOSED DECLINE EXTENSION
PROPOSED DECLINE EXTENSION
3200N

Almaden Minerals Ltd.

ALMADEN MINERALS LTD.
Siwash Gold Mine

PLAN SHOWING
CURRENT AND PROPOSED
UNDERGROUND DEVELOPMENT
Scale 1:2,000

April, 2004

Figure 5

Table 3:

 Siwash B Vein Gold Production Summary

Date	Mining Method	Tons Mined	Tonnes Mined	Ounces Mined	Grams Mined	Average Grade in g/t
1992	Open Pit	2,250	2,041	9,000	279,931	137
1993	Open Pit	3,735	3,388	11,500	357,690	106
	Underground	450	408	800	24,883	61
1994	Open Pit	10,120	9,181	27,000	839,794	91
	Underground	1,290	1,170	2,950	91,755	78
1995	Landing Cleanup	125	113	100	3,110	27
	Underground	220	200	110	3,421	17

	Open Pit Total	16,230	14,724	47,600	1,480,526	101
	Underground Total	1,960	1,778	3,860	120,059	68
	Grand Total	18,190	16,502	51,460	1,600,585	97

Production from 1992 was shipped to the Horne smelter in Rouyn Noranda, Quebec and the production from 1993 on was shipped to the Asarco smelter at Helena, Montana for processing as a high grade silica flux.

9.3

2006 Exploration Program

The 2006 exploration program on the Elk claims consisted of diamond drilling, core logging and sampling.  A total of 8873 meters of NQ diamond drilling in 58 holes was carried out in the Siwash North area to further test the WD, B and in the Siwash East area to test mineralization exposed by trenching.  Excavator trenching was undertaken in the Elusive Creek area and a soil sample survey was carried out on the new claims on the northwest side of the property.  The trenching and soil sampling programs are not described in this report.

10.0

DRILLING

Drilling completed prior to 2005 has been summarized in previous reports see Giroux, 2004.    The 2005 exploration program on the Elk claims consisted of diamond drilling, core logging and sampling.   A total of 8,395 meters of NQ diamond drilling in 36 holes was carried out in the Siwash North area to further test the WD, B and Siwash Lake zones.  A field camp was built approximately two kilometers south of the mine site to house the crew during the drill program.

Table 4:

 Listing of drill holes completed during the 2005 Field Season

		ELK PROPERTY 2005 DRILL SUMMARY
	DATE	DATE			COLLAR	COLLAR	COLLAR
HOLE NO	START	FINISH	ZONE	SECTION	NORTH	EAST	ELEV	DEPTH
SLD05436	29-Sep-05	30-Sep-05	SL	2460E	2477.06	2460.3	1643.8	117.96
SLD05437	30-Sep-05	01-Oct-05	SL	2260E	2515.62	2260.6	1675.33	86.87
SLD05438	01-Oct-05	02-Oct-05	SL	2260E	2487.09	2265.3	1675.94	121.01
SLD05439	02-Oct-05	04-Oct-05	SL	2210E	2502.38	2215.3	1672.58	68.58
SLD05440	02-Oct-05	06-Oct-05	SL	2210E	2478.18	2218.7	1671.51	114.91
SND05410	17-Jun-05	20-Jun-05	DpB	2040E	3207	2039.9	1656.64	241.4
SND05411	20-Jun-05	23-Jun-05	DpB	2040E	3206.74	2040	1656.56	289.56
SND05412	24-Jun-05	28-Jun-05	DpB	2040E	3172.08	2039.8	1652.57	334.37
SND05413	28-Jun-05	02-Jul-05	WD	2160E	3430.14	2162.3	1644.42	294.74
SND05414	02-Jul-05	08-Jul-05	WD	2160E	3429.33	2164.6	1644.44	228.3
SND05415	08-Jul-05	14-Jul-05	WD	2210E	3418.97	2209.9	1639.4	302.67
SND05416	15-Jul-05	18-Jul-05	WD	2110E	3433.14	2109.7	1650.39	179.22
SND05417	18-Jul-05	22-Jul-05	WD	2395E	3443.9	2397.6	1629.46	288.04
SND05418	22-Jul-05	27-Jul-05	WD	2445E	3414.77	2445.3	1634.23	322.17
SND05419	28-Jul-05	07-Aug-05	WD	2445E	3456.42	2445	1636.47	291.69
SND05420	07-Aug-05	09-Aug-05	WD	2495E	3515.09	2494	1642.47	204.52
SND05421	09-Aug-05	13-Aug-05	WD	2495E	3476.32	2494.5	1643	270.36
SND05422	13-Aug-05	19-Aug-05	WD	2495E	3452.49	2494.9	1643.3	309.37
SND05423	19-Aug-05	24-Aug-05	DpB	2140E	3106.88	2139.8	1642.01	342.9
SND05424	24-Aug-05	29-Aug-05	DpB	2140E	3106.71	2139.8	1641.99	364.24
SND05425	29-Aug-05	01-Sep-05	WD	2545E	3541.35	2544.8	1643.47	188.06
SND05426	01-Sep-05	06-Sep-05	WD	2545E	3403.65	2545	1648.65	330.86
SND05427	06-Sep-05	08-Sep-05	WD	2545E	3451.85	2544.6	1648.61	299.31
SND05428	08-Sep-05	14-Sep-05	WD	2595E	3421.12	2594.3	1652.12	289.26
SND05429	15-Sep-05	16-Sep-05	WD	2595E	3470.82	2594.5	1650.02	227.08
SND05430	16-Sep-05	17-Sep-05	WD	2595E	3533.06	2594.3	1641.68	151.49
SND05431	18-Sep-05	19-Sep-05	WD	2645E	3546.9	2645.3	1639.04	150.88
SND05432	19-Sep-05	20-Sep-05	WD	2695E	3544.37	2695.6	1639.89	153.93
SND05433	21-Sep-05	22-Sep-05	WD	2695E	3487.58	2695.3	1646.52	224.64
SND05434	22-Sep-05	25-Sep-05	WD	2695E	3439.34	2694.5	1649.9	262.13
SND05435	25-Sep-05	28-Sep-05	WD	2645E	3374.78	2643.7	1650.91	320.65
SND05441	06-Oct-05	09-Oct-05	DpB	1990E	3198.08	1989.9	1656.29	252.07
SND05442	09-Oct-05	12-Oct-05	DpB	1990E	3197.93	1989.9	1656.22	179.83
SND05443	12-Oct-05	15-Oct-05	WD	2745E	3448.33	2743.9	1645.37	247.8
SND05444	15-Oct-05	17-Oct-05	WD	2745E	3495.55	2743.2	1639.96	201.78
SND05445	17-Oct-05	19-Oct-05	WD	2745E	3552.23	2743.9	1634.05	142.34
							Total:	8394.99

The 2006 drill program is described by Jakubowski

“Selected assay results listed below in Table 5.  Seventeen holes were drilled into the B and Deep B (B zone below 1400m elevation) zones between 2040E and 2520E to extend the known mineralization down dip and along strike.

Thirty seven holes were drilled into the WD zone to define the near surface vein and gold grade continuity.

The Siwash East area mineralization exposed by trenching was tested with four holes on a fifty meter grid.

The B zone was intersected at or near the projected location in all holes.  The Deep B zone (the B zone below 1400m elevation) was intersected at the projected locations and appears to flatten at depth to -30 degrees (sections 2040E and 2140E).  The Deep C vein, defined on section 2140E in 2005, was found not to be continuous to depth. The 2006 drilling confirms the southwest trend of the Deep B high grade shoot between sections 2040E and 2140E and remains open at depth.

The B zone between 2260E and 2520E also flattens in dip at depth to -25 degrees.  Numerous low grade quartz stringers were intersected over wide intervals below the B zone.

The WD zones to the west of the north-northwest trending RB fault were tested by 12 holes between 2135E and 2285E.  All the holes intersected the WD system, which is made up of two to four sub-parallel veins (WD, WD2, WD3, WD4) dipping 45 degrees to the south over a twenty to forty meter width.  Twenty five holes were drilled to the east of the RB fault between 2320E and 2720E all of which intersected the WD veins at the projected locations.

The WD vein system dips about -55 degrees to the south on the east side of the RB fault and flattens to about -25 degrees above the 1580m elevation. The WD vein system is made up of two to three sub parallel veins: the WD vein which occasionally splits into two closely spaced veins (WDa and WDb) and the WD2 about 25m below.  All holes intersected the veins at the targeted locations.

Four holes were drilled into the Siwash East zone on two fences fifty meters apart between 4100E and 4150E.  They were targeted to intersect mineralized quartz veins 50 meters down-dip from veins exposed on surface.  The veins occur adjacent to an andesite dyke that trends about 65 degrees and dips -65 degrees to the south. The veins are discontinuous and have been noted on the north side of the dyke that splits and varies in width from one to three meters.  The drill holes intersected mineralized quartz veins in all four holes but no significant grades were returned.”

Table 5:

 Listing of drill holes completed during the 2006 Field Season

HOLE NO	FROM	TO	INT	TW	GEOLOGY	ZONE	**AU OZ/T**	**AG OZ/T**	SG CALC
SND06451	20.49	20.79	0.30	0.30	Y5QV		0.418	0.087	2.64
SND06453	168.12	168.42	0.30	0.26	Y2QV		0.591	2.712	2.64
SND06454	184.18	184.48	0.30	0.30	Y5QV		2.248	5.337	2.93
SND06456	178.15	178.45	0.30	0.28	Y4QV		1.149	3.092	2.77
SND06456	181.19	181.49	0.30	0.23	Y5QV		0.259	0.379	2.80
SND06459	181.25	181.55	0.30	0.28	Y1QV	B	0.316	0.700	2.63
SND06460	201.57	201.87	0.30	0.28	Y5GG		0.230	1.196	2.73
SND06461	213.65	213.95	0.30	0.30	Y1QV		0.201	0.087	2.65
SND06461	58.52	58.82	0.30	0.28	Y2ST		0.547	0.146	2.58
SND06462	299.31	299.81	0.50	0.48	Y2QV	B	2.125	0.642	2.81
SND06462	299.31	299.81	0.50	0.48	Y2QV	B	2.125	0.642	2.81
SND06463	153.38	153.68	0.30	0.26	Y1GG		0.228	0.175	2.76
SND06463	328.99	329.49	0.50	0.47	Y3QV	B	0.724	1.167	2.77
SND06463	329.49	329.99	0.50	0.43	Y1QV		0.618	0.467	2.62
SND06464	139.03	139.28	0.25	0.22	Y2GG		0.403	0.204	2.58
SND06467	88.92	89.26	0.34	0.31	Y3QV	WDa	1.158	2.100	3.03
SND06467	91.45	91.91	0.46	0.25	Y2QV	WDb	0.342	0.671	2.70
SND06468	190.88	191.28	0.40	0.26	Y1QV		0.214	0.146	2.71
SND06468	194.24	194.94	0.70	0.35	Y4QV	WD4	0.261	0.525	2.79
SND06468	120.67	121.27	0.60	0.23	Y1QV	WD	0.525	1.896	2.78
SND06469	25.72	26.18	0.46	0.45	Y3QV	WD	0.325	1.837	2.77
SND06470	81.55	81.85	0.30	0.26	Y2QV		0.448	0.437	2.63
SND06471	86.58	86.91	0.33	0.32	Y3QV	WD2	0.421	0.437	2.70
SND06472	102.90	103.20	0.30	0.29	Y3QV		0.750	0.554	2.74
SND06472	43.03	43.63	0.60	0.52	VGQV	WD	2.232	7.233	2.65
SND06473	112.75	113.08	0.33	0.23	Y3QV	WD2	0.442	0.962	2.85
SND06473	143.37	143.67	0.30	0.24	Y3QV	WD3	0.394	0.175	2.66
SND06475	129.10	129.51	0.41	0.35	Y2QV	WDb	0.361	1.721	2.82
SND06476	80.86	81.16	0.30	0.30	Y3ST		0.269	0.058	2.60
SND06477	26.31	26.70	0.39	0.30	Y3QV	WD	0.888	1.721	2.69
SND06478	7.25	7.55	0.30	0.30	Y2ST		0.211	0.087	2.58
SND06478	92.57	93.07	0.50	0.29	Y2QV		0.907	1.575	2.75
SND06479	63.43	63.73	0.30	0.23	Y2QV	WD	0.252	0.554	2.71
SND06481	63.53	63.83	0.30	0.25	Y1QV		3.525	1.575	2.61
SND06486	45.03	45.33	0.30	0.27	Y2QV		0.904	1.662	2.74
SND06487	83.58	84.23	0.65	0.44	Y3QV	WD	0.352	2.333	3.06
SND06488	107.61	107.91	0.30	0.26	Y5ST		0.272	0.292	2.70
SND06492	62.30	62.60	0.30	0.27	QVGG		0.201	0.117	2.76
SND06493	74.78	75.40	0.62	0.34	QVGG	WD	0.311	0.904	3.11
SND06499	114.06	114.44	0.38	0.25	Y5QV	WD	1.438	2.800	4.03
SND06501	173.72	174.07	0.35	0.32	Y2QV	WD3	0.378	0.787	2.92
SND06502	42.66	42.96	0.30	0.26	Y2QV		0.370	0.262	2.58
SND06503	71.02	71.32	0.30	0.30	Y2QV		0.244	0.525	2.65
SND06503	75.28	75.58	0.30	0.29	Y1QV		0.204	0.817	2.67

11.0

SAMPLING METHOD AND APPROACH

The drilling and sampling at Siwash has been completed under the supervision of Qualified Person Wojtek Jakubowski since 1987.  Sections covering sampling methods and analytical procedures have been taken from Jakubowski, 2000.  These procedures have been continued on all drill programs up to and including 2006.

Drill sites were leveled and prepared using an excavator or tractor and sumps were dug to contain cuttings. The skid mounted drill was moved between sites using a tractor. Water was pumped to the drill from Bullion Creek, Gold Creek and the open pit.

Upon receipt, the core was washed, footage blocks converted to metres, and the recovery, RQD (rock quality determination), hardness, and degree of breakage were measured.  All core was photographed at four boxes to the frame, and selected intervals were photographed at five frames per core box. The geology, geotechnical information, and sample intervals were logged onto hand-held HP200LX palm-top computers, and were later down-loaded onto a desktop computer.

All samples were split and every twentieth sample was quartered for duplicate analysis as part of the quality control process. Samples were shipped to Acme Analytical Laboratories Ltd. in Vancouver, B.C. and assayed or analyzed for gold. Thirty element ICP analysis was also performed on samples containing quartz vein.

Specific gravity measurements using a scale were made on selected mineralized zones.  Drill hole orientations were measured at surface with a transit or Brunton compass, and downhole with a Sperry Sun single shot camera (1989-2003) and with an Icefield down hole survey tool (2004-2005). On completion of the hole, the casing was removed and replaced with a section of 2.5 inch diameter PVC pipe.  The drill hole collar locations were surveyed relative to pre-established control points using an EDM and theodolite.

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

As in previous drill campaigns drill core samples were shipped to Acme Analytical Laboratories in Vancouver for gold analysis.  Sample preparation and analysis methods varied based on material sampled. All samples were split and every twentieth sample was quartered for quality control purposes.

Samples that were expected to have significant gold content were split and half the core was submitted to the lab, in contrast to previous years when the entire core was assayed.  Typically, this material consisted of quartz vein with or without wall rock, at least 10 to 1 cm thick with a minimum of 10% sulphide (or traces of visible gold). These samples were crushed in their entirety to -3/16” and coarse pulverized to -1/16”.  Two kg of the -1/16” material was split out and pulverized to 99% finer than -150 mesh and sieved on a 150 mesh screen.  One Assay Ton (1 AT) of the -150 mesh fraction was assayed for gold and silver, and was combined with the weighted result of gold and silver fire assays of the entire coarse fraction, to give total gold and silver values.  ICP analysis for 35 elements was also carried out on a 0.50 gm sample of -100 mesh material. This technique is referred to as the Sieve and Assay method. Selected high grade intercepts were checked by re-sampling from the reject and assaying for gold by the same method.

Samples which were expected to be of lower grade were comprised of half the core split along its length. This material usually consisted of quartz vein material less than I0 cm thick with less than 10% sulphide, and/or wall rock.  At the lab the entire sample was crushed to -3/16”, then 2 kg were split out and coarse pulverized to -1/16”.   A 250 gm split was then taken and pulverized to -100 mesh.  A one-assay ton (1 AT) sample was fire assayed for gold and silver. Thirty-five element ICP analysis was usually carried out.  Higher grade intercepts were re-assayed using the Sieve and Assay method described above.

Samples that were not expected to carry high gold values, typically stringers with varying sulfide in alteration, or material of scientific interest, were split in half prior to shipping. After shipment to the lab the entire sample was crushed to -3/16”, 250 gm of sample split out and pulverized to -100 mesh.  A 20 gm sample of the -100 mesh material was analyzed for Au by ICP-MS using acid extraction.  Samples that returned higher than expected values were assayed using the next higher confidence sampling procedure. These assays generally returned values lower than the originals. This may be due to the larger sample size reducing the nugget effect.

13.0

DATA VERIFICTION

Data verification programs completed prior to 2006 have been described in earlier 43-101 reports (see Giroux, 2006).

13.1

2006

The QA/QC program used in 2006 is described by Qualified Person, Jakubowski who supervised it.

“All drill core samples were split in order to leave half of the sample for future check sampling or inspection.  Samples from the first sixteen holes were variably sent for G1DX, 3A or G6 analysis. Beginning with drill hole SND06-462, all samples were sent for G1DX and G6 analysis.  A large number of comparative gold results were generated. A direct comparison is shown on Figure 6.  The overall correlation appears to be fairly good, particularly below 10g/t.  Above that level scatter increases, which can be attributed to nugget effect at higher grades. The plot of % Variability vs Average Grade (Figure 7) indicates that the variability between values at the lower end of the scale (<10g/t) is much greater than that for values at the higher end.

Figure 6:  Plot of assay value vs geochemical value for duplicate samples, N = 1014

Figure 7:  Plot of % variability vs the average grade of 1014 samples

Half of every thirtieth sample was given the next sequential sample number and sent to the laboratory as a duplicate.  All of these samples were analyzed using a wet chemical technique and most were submitted for fire assay.  The results are presented in Table 6 and Figure 8.  The variability between wet geochemical results ranges from 2.8% to 197.1% (mean 72.5%) while for fire assay results on the same samples the variability ranges from 0% to 178.9% (mean 46.8%). All but one fire assay pair have variabilities less than 110%. This range in variabilities indicates that there is a strong nugget effect.

Figure 8:     Duplicate sample variability

Table 6 ELK DRILL DUPLICATE SAMPLE SUMMARY, 2006

			Wet Geochemical				Fire Assay
Original	Duplicate	Sample	Duplicate			Sample	Duplicate
sample	sample	Au	Au	Mean	Variability	AU FA	AU FA	Mean	Variability
number	number	ppb	ppb	Au	%	gm/t	gm/t	Au	%
SED446-11	SED446-12	8.2	9.3	8.75	12.6
SED447-5	SED447-6	22.1	27.4	24.75	21.4
SED449-4	SED449-5	268.7	240.1	254.4	11.2
SND450-20	SND450-21	6874.3	1382.6	4128.45	133.0	2.95	4.27	3.61	36.6
SND450-40	SND450-41	239.7	616.9	428.3	88.1	0.75	0.75	0.75	0.0
SND451-10	SND451-11	116	1188	652	164.4
SND452-10	SND452-11	79.8	77	78.4	3.6
SND453-8	SND453-9	16.1	5.5	10.8	98.1
SND454-1	SND454-2	3.6	4.3	3.95	17.7
SND454-19	SND454-20	352.1	301.3	326.7	15.5
SND456-7	SND456-8	27.4	26.5	26.95	3.3
SND457-14	SND457-15	208.4	382.1	295.25	58.8	0.27	0.93	0.6	110.0
SND458-10	SND458-11	40.5	26.9	33.7	40.4
SND458-40	SND458-41	28.4	76.5	52.45	91.7	0.03	0.04	0.035	28.6
SND459-19	SND459-20	31.7	22	26.85	36.1
SND460-11	SND460-12	30.1	17.3	23.7	54.0
SND460-41	SND460-42	143.6	729.6	436.6	134.2	0.45	1.1	0.775	83.9
SND461-18	SND461-19	87.6	79.4	83.5	9.8
SND462-16	SND462-17	878.9	240.3	559.6	114.1	0.66	1.46	1.06	75.5
SND463-12	SND463-13	165.3	187.4	176.35	12.5	0.29	0.22	0.255	27.5
SND464-3	SND464-4	124.2	179.5	151.85	36.4	0.18	0.17	0.175	5.7
SND465-4	SND465-5	1.7	0.25	0.975	148.7
SND466-10	SND466-11	3.7	2	2.85	59.6
SND467-21	SND467-22	593.3	4.3	298.8	197.1
SND468-20	SND468-21	11.3	53.3	32.3	130.0	0.04	0.11	0.075	93.3
SND469-6	SND469-7	2796.6	8760.2	5778.4	103.2	3.28	8.31	5.795	86.8
SND472-19	SND472-20	7.9	5.3	6.6	39.4	0.03	0.01	0.02	100.0
SND473-1	SND473-2	249.2	112.9	181.05	75.3	0.36	0.28	0.32	25.0
SND474-16	SND474-17	29.1	95.8	62.45	106.8	0.05	0.03	0.04	50.0
SND478-16	SND478-17	13.7	34.7	24.2	86.8	0.02	0.03	0.025	40.0
SND479-8	SND479-9	12311.5	35929.7	24120.6	97.9	21.33	54.95	38.14	88.1
SND478-3	SND478-4	1782	1833.3	1807.65	2.8	5.01	5.16	5.085	2.9
SND480-12	SND480-13	803.6	645.5	724.55	21.8	1.09	1.04	1.065	4.7
SND484-2	SND484-3	19472.5	2914.7	11193.6	147.9	3.25	5.32	4.285	48.3
SND486-7	SND486-8	12.3	9.9	11.1	21.6	0.04	0.03	0.035	28.6
SND488-23	SND488-24	1514	387.3	950.65	118.5	0.69	0.59	0.64	15.6
SND491-2	SND491-3	2243	306.6	1274.8	151.9	1.04	0.88	0.96	16.7
SND492-13	SND492-14	53.8	36.9	45.35	37.3	0.09	0.12	0.105	28.6
SND493-11	SND493-12	10.5	3.8	7.15	93.7	0.01	0.01	0.01	0.0
SND494-10	SND494-11	5.4	5.9	5.65	8.8	0.02	0.03	0.025	40.0
SND496-19	SND496-20	35.6	23	29.3	43.0	0.04	0.03	0.035	28.6
SND498-18	SND498-19	80	125.2	102.6	44.1	0.13	0.18	0.155	32.3
SND499-5	SND499-6	14.5	8.5	11.5	52.2	0.03	0.02	0.025	40.0
SND500-20	SND500-21	23.6	7.4	15.5	104.5	0.03	0.01	0.02	100.0
SND501-16	SND501-17	3.4	66.7	35.05	180.6	0.005	0.09	0.0475	178.9
SND502-13	SND502-14	23725.1	11435.4	17580.25	69.9	47.45	37.83	42.64	22.6
SND503-12	SND503-13	290.9	984.9	637.9	108.8	0.79	0.69	0.74	13.5

			Average variability		72.5				46.8

Blank samples were submitted to the laboratory with the same frequency as the duplicates. The blank samples were taken from unaltered granodiorite or quartz monzonite core that contained no quartz veining.  The purpose of including blanks in the sample stream was to confirm that no contamination occurred in the sampling or analysis procedures. One sample, SED06449-6, had a marginally higher value (76.5ppb Au) but it is not significant.  The results for all the blank samples analyzed since 2000 are shown in Table 7.

Table 7 ELK BLANK SAMPLE ANALYTICAL SUMMARY

Sample	Au	Sample	Au	Sample	Au	Au	Sample	Au	Au
number	ppb	number	ppb	number	ppb	g/t	number	ppb	g/t
SND00298-21	0.8	SND03358-11	62.3	SND05418-53	0.9		SND06461-20	3	0.01
SND00298-41	4.4	SND03358-31	16.1	SND05419-17	1.2		SND06462-18	2	0.01
SND00299-20	0.9	SND03359-8	2	SND05419-37	5.1		SND06463-14	1.1	0.01
SND00299-40	2.9	SND03361-4	17.9	SND05420-20	2.5		SND06464-5	1	<.01
SND00300-7	3.7	SND03362-7	14.7	SND05420-40	1.9		SND06465-6	3.2	0.02
SND00301-8	8.9	SND03364-9	5.6	SND05421-23	7.5		SND06466-12	0.25	<.01
SND00302-6	36.6	SND03365-9	17.7	SND05421-3	6.1		SND06467-23	0.8	0.01
SND00303-11	0.5			SND05421-43	4.9		SND06468-22	3	<.01
SND00304-6	9.8	SND04366-21	9.2	SND05421-63	6.3		SND06469-8	14.3	0.03
SND00308-5	0.4	SND04367-13	4.0	SND05421-83	2.5		SND06472-21	2.5	<.01
SND00309-18	0.3	SND04368-12	18.2	SND05422-11		0.00	SND06473-3	21.5	0.01
		SND04369-12	0.5	SND05422-31		0.07	SND06474-18	2.8	<.01
SND02310-21	5.3	SND04371-28	4.5	SND05422-51		0.00	SND06478-18	0.5	0.01
SND02311-27	3.8	SND04371-9	<0.5	SND05423-17	8.2		SND06479-10	43.7	0.05
SND02311-47	3.3	SND04373-17	0.7	SND05423-37	1.3		SND06478-5	8	0.02
SND02312-12	12.0	SND04373-38	8.1	SND05424-20	3.9		SND06480-14	4.8	<.01
SND02313-18	6.2	SND04375-16	4.5	SND05425-10	86.9		SND06484-4	1	<.01
SND02315-7	5.2	SND04375-36	<0.5	SND05426-25	8.8		SND06486-9	0.7	0.01
SND02317-4	14.0	SND04375-56	3.8	SND05426-45		0.00	SND06488-25	13.7	<.01
SND02318-4	7.1	SND04377-4	2.6	SND05426-5	9.0		SND06491-4	1.8	<.01
SND02319-5	1.6	SND04379-9	0.5	SND05427-23		0.00	SND06492-15	1.3	<.01
SND02321-4	0.2	SND04380-23	0.6	SND05427-3	1.7		SND06493-13	3.3	0.01
SND02323-7	1.4	SND04380-3	<0.5	SND05427-43	3.2		SND06494-12	0.25	<.01
SND02325-5	7.7	SND04381-11	<0.5	SND05428-11		0.00	SND06496-21	0.25	0.01
SND02325-27	0.1	SND04381-31	1.2	SND05428-31	1.0		SND06498-20	4.3	0.01
SND02326-7	4.9	SND04382-13	11.0	SND05429-29	2.0		SND06499-7	2.1	0.01
SND02327-11	5.6	SND04382-33	1.3	SND05429-49		0.00	SND06500-22	10.1	0.03
SND02329-7	1.3	SND04383-12	1.2	SND05429-9		0.00	SND06501-18	1.2	<.01
SND02330-5	4.6	SND04384-13	1.0	SND05430-14	1.0		SND06502-15	5.4	<.01
SND02331-14	1.3	SND04385-12	0.9	SND05431-27	3.0		SND06503-14	2.4	0.01
SND02332-7	3.4	SND04386-7	<0.5	SND05431-7		0.03
SND02332-27	15.9	SND04387-21	0.8	SND05432-18		0.00
SND02334-6	1.0	SND04388-23	0.8	SND05433-14	12.2
SND02334-26	3.6	SND04388-3	4.0	SND05433-34	11.3
SND02335-5	12.0	SND04389-7	2.3	SND05434-13		0.00
SND02335-25	1.6	SND04390-9	9.0	SND05434-33	7.8

		SND04391-9	3.0	SND05435-29	8.1
SND03337-28	9.8	SND04392-11	<0.5	SND05435-9	5.6
SND03337-7	9.6	SND04393-15	2.0	SND05441-9	0.7
SND03338-29	1	SND04395-19	2.2	SND05443-13		0.00
SND03338-9	75	SND04396-9	19.6	SND05444-25		0.00
SND03339-20	3.8	SND04398-14	<0.5	SND05444-5		0.00
SND03339-41	0.5	SND04402-5	3.6	SND05445-14		0.03
SND03339-60	5.2	SND04403-8	7.5
SND03341-5	<0.5	SND04405-13	1.8	SED06446-13	0.8
SND03342-24	2.2	SND04408-4	2.1	SED06447-7	2.3
SND03342-4	35	SND04409-8	1.4	SED06449-6	76.5
SND03343-16	3.9			SND06450-22	1.4
SND03345-5	5.4	SLD05436-7	0.7	SND06450-42	0.25
SND03346-10	416.2	SLD05437-9	0.8	SND06451-12	2.1	<.01
SND03347-12	11.7	SLD05439-8	0.5	SND06452-12	0.25	0.01
SND03349-11	5	SND05411-7	6.0	SND06453-10	4.8
SND03349-31	1.9	SND05412-10	1.3	SND06454-3	1.1
SND03351-16	2.3	SND05413-11	1.7	SND06454-21	1.8
SND03351-36	9.7	SND05415-28	8.4	SND06456-9	2.6
SND03352-4	0.7	SND05415-9	1.4	SND06457-16	4.4	0.01
SND03354-15	1.5	SND05417-12	1.1	SND06458-12	2.9	0.01
SND03354-35	3	SND05417-32	2.1	SND06458-42	3.2	<.01
SND03355-13	7	SND05417-53	5.6	SND06459-21	6	<.01
SND03355-33	0.3	SND05418-13	6.5	SND06460-13	2	0.01
SND03356-20	10.5	SND05418-33	1.1	SND06460-43	1	0.01
NOTE:	<0.5, <0.01 indicate below the detection limit for the methods used.

Acme Analytical Laboratories routinely re-sampled and re-analyzed pulps and rejects as part of their analytical procedure.  The results for 2006 are given in Table 8 and Figures 9 and 10.  The average variability of the wet geochemical numbers is twice that of the assay numbers (88% vs 42%) but the variability amongst all the numbers (six analyses per sample) is 112.5%.  The range in percent variability among the wet geochemical numbers is 0.6% to 275.7%, while that for the fire assay numbers is narrower, 4.62% to 133.33%.  High variability numbers indicate a strong nugget effect, particularly in samples analyzed by fire assay.  The high variability among all the results and in the wet geochemical results is probably due to the difference in sample weight – 0.5gm for wet geochemical analysis vs 30gm for fire assay.

Figure 9:  % variability vs mean ppb gold, samples chosen by Acme, N = 41 (See Table 8).

Figure 10:  % variability vs mean g/t gold, samples chosen by Acme, N = 41 (See Table 8).

Table 8 ELK DRILL SAMPLE RERUN SUMMARY, 2006

		Wet Geochemical Analysis						Fire Assay
Sample	Au	Au	Au	Au	Variability	Au	Au	Au	Au	Variability	Report
number	ppb	ppb	ppb	ppb	%	g/t	g/t	g/t	g/t	%	Number
	X	XRE	XRRE	average		X	XRE	XRRE	average
SED449-5	240.1	235.3	245.7	240.4	4.33						A604663
SND450-6	165.9	138.6	113.9	139.5	37.28						A603973
SND450-33	132.2	130.1	214.0	158.8	52.84						A603973
SND451-21	283.0	241.9	212.9	245.9	28.50	0.22	0.21	0.22	0.22	4.62	A603972
SND452-4	832.1	1335.8	1807.2	1325.0	73.59	1.16	1.17	1.23	1.19	5.90	A604662
SND453-9	5.5	6.6	5.3	5.8	22.41						A604785
SND453-21	773.8	723.7	3853.4	1783.6	175.47	1.15	2.21	4.32	2.56	123.83	A604784
SND456-3	11.3	9.9	15.1	12.1	42.98						A605486
SND457-3	17.4	9.2	6.6	11.1	97.59	0.02	0.03	0.01	0.02	100.00	A605485
SND458-9	42.6	126.6	157.9	109.0	105.75	0.09	0.09	0.10	0.09	10.71	A605705
SND459-12	4.1	12.0	3.4	6.5	132.31						A605707
SND459-37	738.2	733.8	736.0	736.0	0.60	0.65	0.66	0.74	0.68	13.17	A605705
SND460-26	667.6	470.7	530.9	556.4	35.39	0.92	1.03	0.83	0.93	21.58	A605820
SND461-2	143.8	223.6	205.4	190.9	41.79						A605821
SND461-4	9.0	4.0	19.9	11.0	144.98	0.05	0.03	0.04	0.04	50.00	A605820
SND462-15	6.0	4.1	2.7	4.3	77.34	0.01	0.01	0.01	0.01	0.00	A606169
SND463-29	14.6	24.4	6.7	15.2	116.19	0.05	0.04	0.02	0.04	81.82	A606863
SND464-23	202.8	29.5	30.6	87.6	197.76	0.08	0.06	0.12	0.09	69.23	A607101
SND465-22	0.3	1.8	0.3	0.8	202.17						A607101
SND467-26	4.1	2.8	0.3	2.4	161.54	0.01	0.01	0.02	0.01	75.00	A607101
SND468-26	63.4	46.4	55.6	55.1	30.83	0.09	0.09	0.07	0.08	24.00	A607101
SND468-37	7208.5	5853.5	2116.0	5059.3	100.66	5.45	5.01	5.54	5.33	9.94	A607467
SND471-5	10.2	12.7	31.4	18.1	117.13	0.04	0.03	0.11	0.06	133.33	A607467
SND472-24	40.0	16.1	84.4	46.8	145.84	0.1	0.08	0.09	0.09	22.22	A607467
SND473-7	0.3	0.3	1.7	0.7	197.73						A607467
SND475-1	213.9	247.7	99.5	187.0	79.24	0.18	0.15	0.15	0.16	18.75	A607467
SND476-10	2150.2	1272.2	2520.5	1981.0	63.01	1.32	2.52	1.38	1.74	68.97	A607467
SND479-12	54.2	65.3	132.5	84.0	93.21	0.14	0.16	0.17	0.16	19.15	A608069
SND480-18	1102.2	1066.0	594.2	920.8	55.17	1.4	1.46	1.26	1.37	14.56	A608069
SND481-12	475.0	969.3	363.1	602.5	100.62	0.7	0.70	0.42	0.61	46.15	A608069
SND486-12	308.0	126.0	170.8	201.6	90.28	0.21	0.19	0.21	0.20	9.84	A608069
SND489-2	5374.4	4219.6	4834.4	4809.5	24.01	5.17	5.46	5.43	5.35	5.42	A608069
SND491-12	7.4	21.9	23.1	17.5	89.89	0.02	0.02	0.04	0.03	75.00	A608069
SND492-29	362.4	285.2	377.3	341.6	26.96	1.27	1.60	1.06	1.31	41.22	A608069
SND493-16	37.0	48.6	56.1	47.2	40.44	0.07	0.08	0.06	0.07	28.57	A608299
SND496-14	269.5	251.6	219.4	246.8	20.30	0.33	0.40	0.31	0.35	25.96	A608299
SND498-12	11.4	17.9	51.9	27.1	149.63	0.06	0.05	0.09	0.07	60.00	A608299
SND500-10	75.4	75.3	115.2	88.6	45.02	0.2	0.11	0.13	0.15	61.36	A608299
SND500-37	41.6	28.0	36.0	35.2	38.64	0.02	0.02	0.03	0.02	42.86	A608299
SND502-15	5.4	2.5	120.5	42.8	275.70						A608299
SND503-19	4802.3	3550.6	9213.0	5855.3	96.71	6.45	5.31	7.51	6.42	34.25	A608299
				Sum	3631.82				Sum	1297.41
			Average Variability		88.6		Average Variability			41.9
NOTES:	Samples were chosen by Acme
	X = Original analysis
	XRE = Analysis of second cut of original pulp
	XRRE = Analysis of pulp prepared from reject material of X
	Variability = Max sample value-Min sample value/Average of all sample values

Standard pulp samples were introduced into the sample stream, by both Almaden Minerals Ltd. and Acme, to check the consistency of the assay laboratory procedures.  Almaden used three standards (9.78+/- 0.53 g/t, 33.5 +/- 1.7 g/t and 35.25 +/- 1.21 g/t) during 2006, purchased from CDN Resource Laboratories Ltd. of Delta, BC.  Initially, a fifteen gram aliquot of one of these standards was submitted to Acme with each blank and duplicate sample.  This was later increased to 30 grams. The results are tabulated in Table 9.  The mean of 26 wet chemical values for the 9780ppb pulp is 8416.7ppb, and the variability between these values is 65.4%. For the 23 assay values for the same pulp the mean is 9.83g/t, and the variability is 19.74%. In general, the wet geochemical results (0.5gm sample) deviated from the mean much more than the fire assay results (15 to 30gm sample), probably because of the much smaller sample size.

Table 9 ELK 2006 DRILL SAMPLE STANDARD SUMMARY
							Report
Sample#	Au ppb	Deviation	Au gm/t	Deviation	Assay/Analysis	Au Standard	Number
SED06446-14	9619.4	0.00%			Wet Geochem	9.78+-.53 gm/t	A603973
SED06447-8	9627.1	0.00%			Wet Geochem	9.78+-.53 gm/t	A603973
SED06449-7	33684.2	0.00%			Wet Geochem	33.5+-1.7gm/t	A604785
SND06450-23	36435.0	3.51%	34.28	0.00%	Wet chem/FA	33.5+-1.7gm/t	A603972
SND06450-43	7078.2	23.48%	8.78	5.08%	Wet chem/FA	9.78+-.53 gm/t	A603972
SND06451-13	7728.2	16.45%	9.19	0.65%	Wet chem/FA	9.78+-.53 gm/t	A603972
SND06452-13	34204.4	0.00%	35.79	1.68%	Wet chem/FA	33.5+-1.7gm/t	A604784
SND06453-11	9138.1	1.21%	10.09	0.00%	Wet chem/FA	9.78+-.53 gm/t	A604784
SND06454-22	34290.2	0.00%			Wet Geochem	33.5+-1.7gm/t	A604785
SND06454-4	33433.5	0.00%			Wet Geochem	33.5+-1.7gm/t	A604785
SND06456-10	11571.4	12.23%			Wet Geochem	9.78+-.53 gm/t	A605486
SND06457-17	10518.0	2.02%	10.25	0.00%	Wet chem/FA	9.78+-.53 gm/t	A605485
SND06458-13	8075.1	12.70%	9.23	0.22%	Wet chem/FA	9.78+-.53 gm/t	A605705
SND06458-43	34309.0	0.00%	33.76	0.82%	Wet chem/FA	35.25 +-1.21 gm/t	A605705
SND06459-22	9087.7	1.75%	10.12	0.00%	Wet chem/FA	9.78+-.53 gm/t	A605705
SND06460-14	6523.5	29.48%	10.22	0.00%	Wet chem/FA	9.78+-.53 gm/t	A605820
SND06460-44	28728.3	15.60%	35.07	0.00%	Wet chem/FA	35.25 +-1.21 gm/t	A605820
SND06461-21	32161.4	5.52%	36.24	0.00%	Wet chem/FA	35.25 +-1.21 gm/t	A605820
SND06462-19	11216.7	8.79%	9.93	0.00%	Wet chem/FA	9.78+-.53 gm/t	A606169
SND06463-15	7997.9	13.54%	10.41	0.97%	Wet chem/FA	9.78+-.53 gm/t	A606863
SND06464-6	41864.8	14.82%	33.29	2.20%	Wet chem/FA	35.25 +-1.21 gm/t	A607101
SND06465-7	6597.7	28.67%	9.89	0.00%	Wet chem/FA	9.78+-.53 gm/t	A607101
SND06466-13	32908.2	3.32%	34.21	0.00%	Wet chem/FA	35.25 +-1.21 gm/t	A607101
SND06467-24	6906.4	25.34%	9.62	0.00%	Wet chem/FA	9.78+-.53 gm/t	A607101
SND06468-23	27652.0	18.77%	33.78	0.76%	Wet chem/FA	35.25 +-1.21 gm/t	A607467
SND06469-9	33668.1	1.09%	38.80	6.42%	Wet chem/FA	35.25 +-1.21 gm/t	A607467
SND06472-22	6842.6	26.03%	9.85	0.00%	Wet chem/FA	9.78+-.53 gm/t	A607467
SND06473-4	11505.9	11.60%	9.57	0.00%	Wet chem/FA	9.78+-.53 gm/t	A607467
SND06474-19	29879.9	12.22%	38.75	6.28%	Wet chem/FA	35.25 +-1.21 gm/t	A607467
SND06478-6	7732.5	16.41%	9.69	0.00%	Wet chem/FA	9.78+-.53 gm/t	A607467

SND06479-11	7202.9	22.13%	9.90	0.00%	Wet chem/FA	9.78+-.53 gm/t	A608069
SND06480-15	8451.7	8.63%	10.72	3.98%	Wet chem/FA	9.78+-.53 gm/t	A608069
SND06484-5	6603.5	28.61%	9.94	0.00%	Wet chem/FA	9.78+-.53 gm/t	A608069
SND06486-10	33561.7	1.41%	32.19	5.43%	Wet chem/FA	35.25 +-1.21 gm/t	A608069
SND06488-26	7615.7	17.67%	9.71	0.00%	Wet chem/FA	9.78+-.53 gm/t	A608069
SND06491-5	31331	7.96%	31.30	8.05%	Wet chem/FA	35.25 +-1.21 gm/t	A608069
SND06492-16	38015.8	4.27%	37.86	3.84%	Wet chem/FA	35.25 +-1.21 gm/t	A608069
SND06493-14	6280.5	32.10%	9.90	0.00%	Wet chem/FA	9.78+-.53 gm/t	A608299
SND06494-13	10410.6	0.98%	10.32	0.10%	Wet chem/FA	9.78+-.53 gm/t	A608069
SND06496-22	8845.9	4.37%	9.28	0.00%	Wet chem/FA	9.78+-.53 gm/t	A608299
SND06498-21	34458.6	0.00%	35.54	0.00%	Wet chem/FA	35.25 +-1.21 gm/t	A608299
SND06499-8	41623.4	14.16%	34.00	0.12%	Wet chem/FA	35.25 +-1.21 gm/t	A608299
SND06500-23	11784.1	14.30%	9.14	1.19%	Wet chem/FA	9.78+-.53 gm/t	A608299
SND06501-19	6541.4	29.28%	10.07	0.00%	Wet chem/FA	9.78+-.53 gm/t	A608299
SND06502-16	8837.6	4.46%	10.52	2.04%	Wet chem/FA	9.78+-.53 gm/t	A608299
SND06503-15	39915.1	9.48%	38.44	5.43%	Wet chem/FA	35.25 +-1.21 gm/t	A608299
Average		10.96%		1.38%

NOTE:	The deviation from a standard value was derived as follows: If the analytical result fell within the range of the
	standard value plus or minus the error (34.04-36.46 gm/t or 9.22-10.28 gm/t) a zero deviation was assigned.
	For the results above the upper limit or below the lower limit the percent deviation was calculated.
	Standards	provided	by:CDN	Resource	Laboratories Ltd.	Delta, B.C.

A number of samples were selected for check assaying by ALS Chemex laboratories in Vancouver.  The pulps were sent from Acme to Chemex and assayed for gold.  The samples were then re-numbered and returned to Acme for re-assay.  Figure 11 indicates that, with two exceptions, Acme’s repeatability is satisfactory. Examination of Figure 12 shows that there is more variability in the 2006 results (6 of 13 results with > 50% variability) than in previous years (7 of 67 results with > 50% variability).

Figure 11:  Acme  - Chemex check assays

Figure 12:   Acme  -  Chemex check assay sample variability.

Table 10 ELK DRILL CHECK SAMPLE SUMMARY
	Fire Assay
	Acme	Chemex	Acme Blind			Avg Au gm/t
SAMPLE #	Au gm/t	Au gm/t	Rerun Au gm/t	Average	% Variablility	x % Var
SND06453-17	17.62	5.34	2.80	8.59	172.6%	14.82
SND06454-16	77.63	69.80	72.18	73.20	10.7%	7.83
SND06478-13	29.65	30.30	28.79	29.58	5.1%	1.51
SND06487-5	11.62	13.60	12.90	12.71	15.6%	1.98
SND06492-23	0.28	0.29	0.19	0.25	39.5%	0.10
SND06502-11	3.39	2.74	5.03	3.72	61.6%	2.29
SND06502-14	25.11	11.85	11.66	16.21	83.0%	13.45
SND06502-25	3.26	3.26	3.23	3.25	0.9%	0.03
SND06503-6	3.66	7.04	5.88	5.53	61.2%	3.38
SND06503-11	8.36	7.08	7.49	7.64	16.7%	1.28
SND06503-13	0.69	1.45	1.69	1.28	78.3%	1.00
SND06503-17	2.87	1.78	5.86	3.50	116.5%	4.08
SND06503-19	6.45	5.47	5.66	5.86	16.7%	0.98

SND06453-17	Average of 29.79, 5.45 g/t = 17.62
SND06454-16	Average of 100.51, 68.82, 63.56 g/t = 77.63
SND06502-14	Average of 37.83, 12.39 g/t = 25.11
SND06503-6	Average of 6.58, 5.18 g/t = 5.88

The results from the QA/QC tests indicate no analytical bias from the laboratories, no contamination and in general large random errors attached to duplicate samples.  These large errors are to be expected in this style of mineralization where nugget effects are extreme.  These tests explain why the sampling procedure at Siwash has developed over the years with lower precision geochemical ICP analysis for gold at lower levels, fire assay analysis for higher grade mineralization and metallic screen analysis for the samples with highest gold grades.  The results of these tests combined with the production history for this property indicate the data base is of sufficient quality to produce a reliable resource estimate.

14.0

ADJACENT PROPERTIES

There are no adjacent properties of interest to this project.

15.0

MINERAL PROCESSING AND METALLURGICAL TESTING

Since 1990 a number of companies have completed preliminary metallurgical test on Siwash samples including:

-

1990 – Placer Dome Inc. completed gravity and cyanidation testing

-

1992 – Brenda Mines Ltd. carried out gravity, flotation, cyanidation, acid-base accounting and ICP analysis of the tails

-

1992 – Bacon & Donaldson carried out gravity, flotation, cyanidation and acid base accounting

-

1993 – McGill University completed gravity testing

R.M. Samuels summarized the metallurgical tests in a 1993 report (Samuels, 1993) to Fairfield Minerals as follows:

“The test results showed that the ore is free-milling and the gold is readily amenable to

recovery by gravity/flotation or gravity/cyanidation processes.  Recoveries in excess of   95% are predicted with recoveries of 99.5% achieved from a composite sample using a gravity/flotation circuit.  There are no deleterious elements in sufficient quantity to cause environmental or marketing problems and waste rock products are non-acid generating.

The ore is of medium hardness with a work index of 10.9 kwh/ton.  Silver recoveries were 98.8% from gravity/flotation circuits and would be a viable by-product at silver to gold rations of 1:1.  Limited test work on tailings showed poor settling rates which may increase the operation costs.”

Samuels recommended treatment of the ore by a gravity/flotation circuit.

16.0

MINERAL RESOURCE ESTIMATE

16.1

Statistics for Resource Estimation

The 2007 update on the Elk Property resource included the 54 diamond drill holes completed in 2006 (from SND06450 to SND06503) (see Figure 13).  The total number of holes in the data base was 853.  For the 2007 resource update a new geologic model was developed by Almaden geologists, with 25 separate structures modelled.  The individual statistics for each structure are shown below in Table 11.

ALMADEN MINERALS LTD.
ELK PROPERTY, BC
2006 DRILL HOLES
2006 DRILL HOLES
PAST DRILL HOLES
692,800 mE
692,900 mE
693,000 mE
693,100 mE
693,200 mE
693,300 mE
693,400 mE
693,500 mE
693,600 mE
693,700 mE
693,800 mE
693,900 mE
5,525,700 mN
5,525,600 mN
5,525,500 mN
5,525,400 mN
5,525,300 mN
5,525,200 mN
SND06474
SND06470
SND06475
SND06481
SND06472
SND06486
SND06482
SND06476
SND06450
SND06451
SND06494
SND06488
SND06484
SND06478
SND06465
SND06495
SND06492
SND06490
SND06469
SND06477
SND06491
SND06496
SND06497
SND06480
SND06485
SND06493
SND06498
SND06471
SND06467
SND06479
SND06501
SND06500
SND06452
SND06499
SND06487
SND06468
SND06483
SND06489
SND06503
SND06502
SND06461
SND06460
SND06458
SND06455
SND06456
SND06463
SND06464
Date 30/11/2007
Author:
Office:
Drawing:
Scale 1:5000
Projection: UTM Zone 10 (NAD 83)
0
50
100
200

6

Figure 13: Elk Property - 2006 Drill Holes

Table 11:

Summary of statistics for gold in all modelled veins

Vein	Code	Number	Mean Au (oz/t)	Stand. Dev.	Minimum	Maximum	Coefficient Of Variation
WD	30	169	0.260	0.652	0.0005	5.256	2.50
WD2	31	24	0.149	0.344	0.0005	1.603	2.31
WD3	32	36	0.214	0.397	0.0010	1.417	1.85
WD4	33	18	0.125	0.158	0.0010	0.487	1.26
WD4A	34	7	0.286	0.337	0.0020	0.955	1.17
WD4B	35	4	0.833	1.009	0.1120	2.553	1.21
WDA	36	29	0.128	0.272	0.0005	1.158	2.13
WDB	37	69	0.134	0.227	0.0005	0.944	1.69
WDC	38	1	0.248
A	39	34	0.100	0.155	0.0010	0.527	1.56
B	40	1,361	0.478	1.739	0.0005	34.305	3.64
BM1	41	174	0.193	0.473	0.0010	4.426	2.45
BM2	42	34	0.134	0.181	0.0010	0.690	1.35
BM3	44	14	0.440	0.678	0.0010	2.248	1.54
BM5	45	2	0.113	0.112	0.0010	0.224	0.99
BM6	46	37	0.108	0.217	0.0010	1.021	2.01
BM7	47	9	0.128	0.142	0.0010	0.442	1.10
BB	48	10	0.463	1.170	0.0010	3.966	2.53
X	50	106	0.166	0.434	0.0010	2.957	2.61
D	51	47	0.164	0.271	0.0010	1.034	1.65
DPC	52	2	0.002	0.001	0.0010	0.002	0.33
E	53	16	0.019	0.061	0.0010	0.253	3.22
PC	54	24	0.218	0.776	0.0010	3.920	3.56
PC2	55	6	0.383	0.741	0.0010	2.031	1.94
C	56	65	0.082	0.269	0.0005	1.981	3.27
WASTE	99	10,538	0.032	0.276	0.0005	11.72	8.60

For the purpose of statistical review and determining capping levels the veins were combined in the following groups:

WD veins (Codes 30 to 38)

B veins (Codes 40 to 48)

Remaining Veins (Codes 39, 50 to 56)

Waste (Code 99)

Lognormal cumulative frequency plots were produced for each group of veins.

.

Figure 14: Lognormal Cumulative Probability Plot for gold assays – B Veins

A total of 6 overlapping lognormal gold populations were found within the B Vein system.  Table 12 summarizes the parameters for these populations. Population 1 is considered erratic high grade and can be capped at 2 standard deviations above the mean of population 2.  A total of 2 assays were capped at 19.8 oz Au/t (679 g Au/t).

Table 12:

 Summary of overlapping gold populations in B Veins

Population	Mean Au (oz/ton)	Mean Au (g/t)	Percentage	Number of Samples
1	29.77	1020.7	0.13%	2
2	13.45	461.1	0.38%	6
3	4.96	170.1	1.32%	22
4	1.02	35.0	12.20%	200
5	0.07	2.4	58.47%	960
6	0.002	0.07	27.50%	451

A similar procedure for gold in the WD veins also shows 6 overlapping lognormal populations in Figure 15.

Figure 15: Lognormal Cumulative Probability Plot for gold assays – WD Veins

Table 13:

 Summary of overlapping gold populations in WD Veins

Population	Mean Au (oz/ton)	Mean Au (g/t)	Percentage	Number of Samples
1	4.20	144.0	0.85%	3
2	2.75	94.3	0.72%	3
3	1.39	47.7	3.05%	11
4	0.61	20.9	11.75%	42
5	0.14	4.8	24.36%	87
6.007		0.24	59.27%	211

Population 1 could be considered erratic and should be capped at 2 standard deviations above the mean of population 2.  A total of 2 samples were capped at 3.1 oz Au/t (106 g Au/t).

All other veins including the A, X, D, DPC, E, PC, Pc2 and C veins were combined and again showed multiple overlapping lognormal populations for gold in Figure 16.

Figure 16: Lognormal Cumulative Probability Plot for gold assays – Other Veins

Table 14:

 Summary of overlapping gold populations in Other Veins

Population	Mean Au (oz/ton)	Mean Au (g/t)	Percentage	Number of Samples
1	3.97	136.1	0.68%	2
2	2.17	74.4	1.19%	4
3	1.04	35.7	3.03%	9
4	0.46	15.8	5.83%	17
5	0.22	7.5	7.77%	23
6	0.07	2.4	20.11%	61
7	0.003	0.1	61.40%	184

For this combination of other veins a capping level of 2 standard deviations above the mean of population 3 was used to mitigate the spreading of high values.  A total of 10 gold assays were capped at 1.0 oz Au/t (34.3 g Au/t).

All other assays not included in the Veins mentioned above and located outside the mineralized solids were grouped together and classed as waste.

Figure 17: Lognormal Cumulative Probability Plot for gold assays – Waste

Table 15:

 Summary of overlapping gold populations in Waste

Population	Mean Au (oz/ton)	Mean Au (g/t)	Percentage	Number of Samples
1	8.89	304.8	0.06%	6
2	3.11	106.6	0.12%	13
3	1.68	57.6	0.25%	26
4	0.51	17.5	1.18%	124
5	0.04	1.4	15.59%	1,643
6	0.002	0.07	82.80%	8,726

For assays in waste a cap of 2 standard deviations above the mean of population 5 was selected to stop the spread of extremely high grades in the waste blocks.  A total of 243 assays outside the mineralized solids were capped at 0.32 oz Au/t (11 g Au/t).

The results of capping are shown in Table 16.

Table 16:

Summary of statistics for Uncapped and Capped gold in all Vein Groups

Vein	Codes	Number	Mean Au (oz/t)	Stand. Dev.	Minimum	Maximum	Coefficient Of Variation
B veins Uncapped	40-48	1,641	0.429	1.600	0.0005	34.31	3.72
B veins Capped	40-48	1,641	0.416	1.375	0.0005	19.80	3.30
WD veins Uncapped	30-38	357	0.213	0.512	0.0005	5.26	2.40
WD veins Capped	30-38	357	0.206	0.455	0.0005	3.10	2.21
Other Veins Uncapped	39, 50-56	300	0.140	0.399	0.0005	3.92	2.86
Other Veins Capped	39, 50-56	300	0.110	0.229	0.0005	1.00	2.08
Waste Uncapped	99	12,430	0.035	0.279	0.0005	11.72	7.96
Waste Capped	99	12,430	0.018	0.054	0.0005	0.320	3.06

16.2

Compositing

Drill holes were compared to the various mineralized vein solids and the point at which holes entered and left each solid was recorded.  Uniform down hole composites 0.5 m in length were formed to honour the mineralized solid boundaries.  Composites less than 0.25 m at the edge of solids were combined with the closest composite to form a uniform support of 0.5 ± 0.25 m.  A summary of the gold statistics from the composited veins is shown as Table 17.  Where veins were modelled but not assayed a value of 0.0005 oz/t was inserted.  As a result the number of composites increases and average grades drop from individual assays.

The WD and WDA veins were combined for modelling.

Table 17:

Summary of statistics for 0.5 m Gold Composites in all modelled veins

Vein	Code	Number	Mean Au (oz/t)	Stand. Dev.	Minimum	Maximum	Coefficient Of Variation
WD	30	449	0.100	0.337	0.0010	3.100	3.38
WD2	31	118	0.035	0.170	0.0010	1.603	4.82
WD3	32	133	0.059	0.217	0.0010	1.417	3.65
WD4	33	36	0.061	0.105	0.0010	0.373	1.73
WD4A	34	19	0.120	0.247	0.0005	0.955	2.06
WD4B	35	12	0.300	0.697	0.0005	2.553	2.32
WDB	37	149	0.064	0.153	0.0010	0.816	2.39
A	39	103	0.032	0.083	0.0005	0.442	2.62
B	40	2,536	0.883	1.642	0.0010	19.80	1.86
BM1	41	386	0.086	0.313	0.0010	4.426	3.64
BM2	42	107	0.031	0.081	0.0005	0.488	2.64
BM3	44	82	0.064	0.259	0.0010	1.791	4.00
BM6	46	170	0.027	0.104	0.0010	0.878	3.82
BM7	47	14	0.074	0.101	0.0010	0.295	1.38
BB	48	35	0.655	1.131	0.0005	4.188	1.73
X	50	208	0.055	0.150	0.0010	0.985	2.71
D	51	62	0.142	0.264	0.0005	1.000	1.85
E	53	71	0.005	0.029	0.0005	0.245	6.32
PC	54	55	0.036	0.087	0.0005	0.471	2.41
PC2	55	10	0.124	0.297	0.0005	1.000	2.40
C	56	150	0.035	0.105	0.0005	0.860	2.99
Waste	99	100,759	0.003	0.015	0.0010	0.320	5.57

Note – Vein B (Code 40) includes samples from open pit and underground.

16.3

Semivariogram Analysis

Pairwise relative semivariograms for gold were produced for the veins with enough information to model.  The B Vein (Code 40) was subdivided into a flat near surface zone and a deeper more steeply dipping zone based on a composites north location.  Composites coded 40 were part of the flat zone if north of 3350 N and part of the steep zone if ≤ 3350 N.  Vein BM1 (Code 41) also had sufficient data to model.  The WD and WDA veins (Code 30) also had sufficient data to model.  Finally gold composites not included in any of the mineralized solids were modelled as waste.  In all veins anisotropy was demonstrated and nested spherical models fit to the data. In each case the best continuity was along strike and down dip.  For the across dip direction there was insufficient data to determine a model so a nominal 2.5 and 5.0 m were used for ranges.  Within waste a single isotropic nested spherical model was applied.

Table 18:

Summary of Semivariogram parameters for B veins and WD vein

Vein	Variable	Direction	Nugget Effect Co	Short Structure C1	Long Structure C2	Short Range a1 (m)	Long Range a2 (m)
B Vein Code 40 Flat	Au	Az. 030 Dip 0	0.20	0.40	0.40	20.0.0	100.0
		Az 120 Dip -20	0.20	0.40	0.40	20.0	100.0
		Az. 300 Dip -70	0.20	0.40	0.40	2.5	5.0
B Vein Code 40 Steep	Au	Az. 090 Dip 0	0.38	0.70	0.19	10.0	80.0
		Az 180 Dip -60	0.38	0.70	0.19	8.0	50.0
		Az 0 Dip -30	0.38	0.70	0.19	2.5	5.0
BM1 Vein Code 41	Au	Az 90 Dip 0	0.05	0.70	0.35	12.0	60.0
		Az 180 Dip -60	0.05	0.70	0.35	8.0	32.0
		Az 0 Dip -30	0.05	0.70	0.35	2.5	5.0
WD Vein Code 30	Au	Az 80 Dip 0	0.05	0.70	0.25	30.0	60.0
		Az 170 Dip -58	0.05	0.70	0.25	30.0	50.0
		Az 350 Dip -32	0.05	0.70	0.25	2.5	5.0
Waste	Au	Omni Directional	0.10	0.10	0.10	28.0	40.0

The remaining veins were assigned one of the above models based on their geographic position, strike and dip.  Veins 31 to 37 used the WD model.  Veins 39, 47, 50-53 and 56 used the B vein (code 40) flat model.  Veins 42, 44, 48, 54 and 55 used the B vein (code 40) steep model.  Vein 46 used the B vein Flat model north of 3350 N and the B vein Steep model south of 3350 N.

16.4

Block Model Estimation

Interpolation of gold grades into blocks was completed using ordinary kriging.  Blocks were estimated if they contained any percentage of vein material.  The semivariogram and search ellipse varied according to the vein being estimated (see Table 9).  A separate kriging run was completed for each vein using only the composites within that vein.  Pass 1 required a minimum of 4 composites to make an estimate.  Passes 2 to 4 required finding only 2 composites, to make an estimate.  In all cases the maximum number of composites allowed was 12 and if more than 12 were found the closest 12 were used.  The orientation and dimensions of the search ellipses were determined by the appropriate semivariograms.  For Pass 1 the dimensions were equal to ¼ of the semivariogram ranges in each direction.  Pass 2 used ½ the range, Pass 3 used the full range and Pass 4 used twice the range.

After the grades for vein material was estimated all blocks containing some proportion of vein but less than 100% were re-estimated for dilution.  The waste proportion of the block was estimated from all composites lying outside the veins.  Using this approach a reasonable grade for dilution could be established, based on the assays closest to the block.  In some cases, high gold grades sit outside the modelled veins and are included in this waste estimate.

Table 19:

 Search parameters for 3 Dimensional Kriging Runs for Gold

Zone	Pass	Direction	Dist. (m)	Direction	Dist. (m)	Direction	Dist. (m)
WD Veins Codes 30 - 38	1	Az 80 Dip 0	15	Az 170 Dip -58	12.5	Az 350 Dip -32	2.5
	2	Az 80 Dip 0	30	Az 170 Dip -58	25	Az 350 Dip -32	5
	3	Az 80 Dip 0	60	Az 170 Dip -58	50	Az 350 Dip -32	10
	4	Az 80 Dip 0	120	Az 170 Dip -58	100	Az 350 Dip -32	20
B Veins Flat Codes 40, 46, 47 Other Flat Veins Codes 39, 50-53, 56	1	Az 30 Dip 0	25	Az 120 Dip -20	25	Az 300 Dip -70	2.5
	2	Az 30 Dip 0	50	Az 120 Dip -20	50	Az 300 Dip -70	5
	3	Az 30 Dip 0	100	Az 120 Dip -20	100	Az 300 Dip -70	10
	4	Az 30 Dip 0	200	Az 120 Dip -20	200	Az 300 Dip -70	20
B Veins Steep Codes 40, 42,44,46, 48 Other Steep Veins Codes 54, 55	1	Az 90 Dip 0	20	Az 180 Dip -60	12.5	Az 0 Dip -30	2.5
	2	Az 90 Dip 0	40	Az 180 Dip -60	25	Az 0 Dip -30	5
	3	Az 90 Dip 0	80	Az 180 Dip -60	50	Az 0 Dip -30	10
	4	Az 90 Dip 0	160	Az 180 Dip -60	100	Az 0 Dip -30	20
B Vein Code 41	1	Az 90 Dip 0	15	Az 180 Dip -60	8	Az 0 Dip -30	2.5
	2	Az 90 Dip 0	30	Az 180 Dip -60	16	Az 0 Dip -30	5
	3	Az 90 Dip 0	60	Az 180 Dip -60	32	Az 0 Dip -30	10
	4	Az 90 Dip 0	120	Az 180 Dip -60	64	Az 0 Dip -30	20
Waste Code 99	1	Omni. Dir.	10
	2	Omni. Dir.	20
	3	Omni Dir.	40
	4	Omni Dir.	80

16.5

Specific Gravity

Specific gravities were assumed to be 2.75 for sulphide ore, 2.5 for oxide ore, or were calculated from the Fe, Pb, Cu, Zn contents of the samples when these element analyses were available. The specific gravities of 30 mineralized samples were also measured at the exploration site with a scale using weights in air and water.  A comparison of the measured specific gravities with the calculated is shown as Figure 18.  There is good agreement (correlation coefficient of 0.661) and no bias indicated with samples scattering on either side of the equal value line.

Each intersection in the 2D approach and each one metre composite in the 3D approach had an assigned specific gravity.  Inverse distance squared was used to interpolate specific gravity into each block in both models.

Figure 18: Comparison of Measured specific gravity to calculated

16.6

Classification

16.61

Introduction

Based on the study herein reported, delineated mineralization of the Elk Project is classified as a resource according to the following definition from National Instrument 43-101 and CIM (2005):

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.”

The terms Measured, Indicated and Inferred are defined by CIM (2005) as follows:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.  These assumptions must be presented explicitly in both public and technical reports.”

Inferred Mineral Resource

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.  Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

Indicated Mineral Resource

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization.  The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project.  An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

Measured Mineral Resource

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability.  This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

16.62

Results

The geologic continuity at Siwash is excellent with the main B and WD veins clearly identified in all drill holes and at predicted locations in almost all cases.  The geologic continuity for the minor veins and vein splays is not as consistent with some veins pinching and disappearing from section to section.  Grade continuity can be quantified by semivariogram analysis with the directions and distances of maximum gold continuity determined for each vein.

Classification of individual kriged blocks was based on a measure of the grade continuity, namely the semivariograms.  Blocks estimated during pass one with search ellipse limited to ¼ the semivariogram range, were classed measured.  Those estimated during pass 2 at ½ the range were classed as indicated.  All others were classed as inferred.

The results are presented as grade-tonnage tables for the mineralized portion of the blocks.  In other words the resource available if one could mine to the 3D Solid boundaries.  The resource is summarized at a series of possible open pit cutoffs below in Table 20 for all blocks above the 1580 level that might be accessible to an open pit and at some underground cutoffs in Table 21 for all blocks below the 1580 level that might be accessible to underground extraction.

Table 20:

Resource of Mineralized Portions of veins above the 1580 m Level that might be extracted by Open Pit Methods

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
0.50	240,000	10.48	80,800	264,000	5.62	47,700
1.00	217,000	11.49	80,200	228,000	6.39	46,800
1.50	192,000	12.82	79,100	196,000	7.23	45,600
2.00	172,000	14.08	77,800	169,000	8.13	44,200
2.50	158,000	15.17	77,100	152,000	8.78	42,900
3.00	143,000	16.41	75,500	133,000	9.66	41,300

	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
0.50	504,000	7.93	128,500	84,000	4.34	11,700
1.00	445,000	8.88	127,000	70,000	5.06	11,400
1.50	388,000	9.99	124,700	58,000	5.87	10,900
2.00	341,000	11.14	122,100	48,000	6.68	10,300
2.50	310,000	12.04	120,000	38,000	7.88	9,600
3.00	276,000	13.17	116,900	32,000	8.77	9,000

Table 21:

Resource of Mineralized Portions of veins below the 1580 m Level that might be extracted by Underground Methods

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
3.00	75,000	15.50	37,400	249,000	14.27	114,200
4.00	66,000	17.22	36,500	222,000	15.59	111,300
5.00	58,000	19.04	35,500	193,000	17.24	106,900
6.00	52,000	20.41	34,100	170,000	18.83	102,900
7.00	49,000	21.33	33,600	150,000	20.48	98,800
8.00	44,000	22.80	32,300	131,000	22.39	94,300

	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
3.00	324,000	14.55	151,600	496,000	11.54	184,000
4.00	288,000	15.96	147,800	428,000	12.82	176,400
5.00	251,000	17.65	142,400	364,000	14.28	167,100
6.00	222,000	19.20	137,100	316,000	15.61	158,600
7.00	199,000	20.69	132,400	276,000	16.95	150,400
8.00	175,000	22.49	126,500	244,000	18.17	142,500

The same resource can be tabulated with dilution applied for mining an entire block (10 m x 2.5 m x 5 m).  The results are summarized for material above the 1580 level in Table 22 and below the 1580 level in Table 23.

The actual tonnes and grade for both possible mining scenarios is probably between these two estimates.  Certainly some dilution will occur but probably not the entire block.

Table 22:

Resource from Diluted Whole Blocks of veins above the 1580 m Level that might be extracted by Open Pit Methods

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
0.50	748,000	3.70	88,900	1,064,000	1.53	52,300
1.00	530,000	4.92	83,800	503,000	2.45	39,600
1.50	411,000	5.98	79,000	307,000	3.24	32,000
2.00	331,000	7.02	74,700	221,000	3.83	27,200
2.50	273,000	8.02	70,400	161,000	4.41	22,800
3.00	241,000	8.73	67,600	122,000	4.93	19,400

	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
0.50	1,812,000	2.42	141,200	381,000	1.21	14,800
1.00	1,033,000	3.71	123,300	139,000	2.11	9,400
1.50	718,000	4.81	111,000	76,000	2.86	7,000
2.00	551,000	5.74	101,700	52,000	3.39	5,700
2.50	435,000	6.68	93,500	30,000	4.20	4,100
3.00	364,000	7.45	87,200	21,000	4.80	3,200

Table 23:

Resource from Diluted Whole Blocks of veins below the 1580 m Level that might be extracted by Underground Methods

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
3.00	142,000	7.38	33,700	336,000	6.96	75,200
4.00	103,000	8.84	29,300	227,000	8.67	63,200
5.00	79,000	10.19	25,900	165,000	10.26	54,400
6.00	59,000	11.81	22,400	132,000	11.44	48,600
7.00	47,000	13.12	19,800	103,000	12.85	42,600
8.00	37,000	14.70	17,500	81,000	14.31	37,300

	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
3.00	478,000	7.09	108,900	457,000	4.96	72,900
4.00	330,000	8.72	92,500	251,000	6.21	50,100
5.00	244,000	10.24	80,300	150,000	7.39	35,600
6.00	191,000	11.56	71,000	100,000	8.35	26,800
7.00	150,000	12.94	62,400	59,000	9.64	18,300
8.00	118,000	14.43	54,700	40,000	10.68	13,700

17.0

OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data at this time.

18.0

INTERPRETATION AND CONCLUSIONS

Based on additional diamond drilling on the Elk Property completed in 2006 the resource present was re-estimated using geostatistical procedures.

For this update a different approach was applied to the resource estimate.  Almaden geologists modeled a total of 25 separate mineralized structures on cross sections and combined these sections to from three dimensional solids.  The mineralized solids were grouped geographically into 3 vein sets: B-Veins, WD-Veins and Other veins not related to B or WD.  Composites were formed at 0.5 m intervals that honoured the solid boundaries.  Semivariograms were produced for structures with sufficient data to model.  A block model consisting of blocks 10 m E-W, 2.5 m N-S and 5 m vertical was superimposed over the solids with blocks coded for the percentage of each solid present.  Gold grade was interpolated into each block with some proportion of mineralized structure present by ordinary kriging.  Blocks were classified as measured, indicated or inferred based on semivariogram parameters.  Results are summarized below at the various categories for the mineralized portion of the blocks.  This resource represents the mineral present if one could mine to the limits of the three dimensional solids.  No external dilution has been applied.  The resource is tabulated for a 1 g/t Au cutoff.

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	320,000	11.585	119,200	581,000	8.952	167,200
	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	902,000	9.887	286,700	826,000	7.949	211,100

19.0

RECOMMENDATIONS

Based on the results estimated for the Elk Vein Resource a preliminary economic assessment should be completed using reasonable metal prices and mining costs to determine the economic viability of this project.  This estimate is estimated to cost about $50,000.

20.0

BIBLIOGRAPHY

(2004) – Minfile 092HNE096 Database Geologic Survey Branch Ministry of Energy & Mines.

EMPR Assessment Reports: 4525, 16644, 18511, 19489, 19835, 21443, and 22368

Geiger A. (2000) – ‘A Fluid Inclusion Study and Geostatistical Analyses of Vein Mineralization in the Siwash North Study Area, South-Central British Columbia’; Bachelor of Applied   Science Thesis, University of British Columbia

Giroux, G.H. (2004) – ‘2004 Update of Resource, Siwash Project Elk Property for Almaden Minerals Ltd.”, 43-101 Compliant Report posted to SEDAR

Giroux, G.H., W. Jakubowski (2007) – ‘2006 Update of Resource, Siwash Project Elk Property for Almaden Minerals Ltd.”, 43-101 Compliant Report posted to SEDAR, April 6, 2006 amended March 15, 2007.

Jakubowski, W., (1989) – ‘Geochemical and Trenching Report on the Elk property, South Area, Similkameen Mining Division, British Columbia’; Assessment Report 19489 by   Cordilleran Engineering Ltd. for Fairfield Minerals Ltd.

Jakubowski, W., (1989) – ‘Geological Geochemical, Geophysical and Prospecting Report on the Elk property, Similkameen Mining Division, British Columbia’; Assessment Report   by Cordilleran   Engineering Ltd. for Fairfield Minerals Ltd.

Jakubowski, W., (1989) – ‘Geological Geochemical and Trenching Report on the Elk property, Similkameen Mining Division, British Columbia’; Assessment Report 18511 by   Cordilleran Engineering Ltd. for Fairfield Minerals Ltd.

Jakubowski, W., (1991) – ‘Drilling and Trenching Report on the Elk property, South Area, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment   Report   21443 by Cordilleran   Engineering Ltd. for Fairfield Minerals Ltd. and Placer Dome Inc.

Jakubowski, W., (1992) –‘Elk property, Siwash North Gold Deposit, 1992 Reserve Calculations’; Cordilleran Engineering Ltd. Internal Report for Fairfield Minerals Ltd.

Jakubowski, W., (1992) – ‘Drilling and Trenching Report on the Elk property, South Area, Similkameen Mining Division, Siwash Lake Area, British Columbia’;  Assessment   Report   22368 by Cordilleran   Engineering Ltd. for Fairfield Minerals Ltd. and Placer Dome Inc.

Jakubowski, W., (1993) – ‘Reverse Circulation Drilling Report on the Elk property, Similkameen Mining Division, British Columbia’; Assessment Report by Cordilleran   Engineering Ltd.

Jakubowski, W., (1995) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’, Assessment Report   for Fairfield Minerals Ltd.

Jakubowski, W., (1996) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’, Assessment   Report   for Fairfield Minerals Ltd.

Jakubowski, W., Conroy, P., (1996) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’;   Assessment Report 24374 for Fairfield Minerals Ltd.

Jakubowski, W., (1999) – ‘Geochemical Report, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’, Assessment   Report for Fairfield Minerals Ltd.

Jakubowski, W., (2000) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment   Report   26416 for Fairfield Minerals Ltd.

Jakubowski, W., (2002) – ‘2002 Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment   Report   27150 for Almaden Minerals Ltd. and Wheaton River Minerals Ltd.

King, H.L. (2001) – ‘Geological Report on Elk Property Similkameen Mining Division British Columbia’; A private Report for Fairfield Minerals Ltd., August 31, 2001, 107 p.

Lewis, P. (2000) – ‘Structural Analysis of the Siwash Mine and Exploration Implications for the Elk Property, Similkameen Mining Division, British Columbia’; A private report.

McCormack, J. (1995) – ‘Summary of Ore Reserves and Project Economics for the Siwash Gold Mine’; Private Report for Fairfield Minerals Ltd.

Park, C.F. and R.A. MacDiarmid (1964) – ‘Ore Deposits’; W. H. Freeman and Company Publishers, 1964, 475 pages

Roscoe, W., (1995) – ‘Reserve Estimates and Economic Review of the Siwash Gold Mine, Southern British Columbia’; Private Report by Roscoe Postle Associates Inc. for Fairfield   Minerals Ltd.

Samuels, R.M., (1993) ‘Compilation of Metallurgical Results, Siwash North Gold Deposit’; Private Report for Fairfield Minerals Ltd.

21.0

DATE AND SIGNATURE PAGE

Respectfully submitted

“G.H. Giroux”

___________________________

G. H. Giroux, P.Eng.  MASc

Giroux Consultants Ltd.

November 30, 2007

22.0

CERTIFICATES

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

 1)

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

 2)

I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

 3)

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

 4)

I have practised my profession continuously since 1970.  I have had over 30 years experience calculating mineral resources.  I have previously completed resource estimations on a wide variety of base and precious metal deposits including many narrow vein deposits similar to those explored for at Siwash.

 5)

I have read the definition of Aqualified person@ set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in draft National Policy 43-101.

6)

This report titled 2007 Update of Resource Siwash Project and dated November 30, 2007 (“Technical Report”) is based on a study of the data and literature available on the Siwash Project. I am responsible the total report preparation and Resource Estimation Sections of the Technical Report, completed in Vancouver during 2007.  The latest site visit to examine drill core and outcrops was completed on July 11, 2007.

 7)

I have previously worked on this property and completed a 43-101 compliant resource report on May 28, 2004 and April 6, 2006 amended March 15, 2007.

 8)

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

 9)

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10)

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th day of October, 2007

“G. H. Giroux”

G. H. Giroux, P.Eng., MASc.